Exhibit 2.1

EXECUTION COPY

CONFIDENTIAL MATERIALS OMITTED

AND FILED SEPARATELY WITH THE

SECURITIES AND EXCHANGE COMMISSION.

ASTERISKS DENOTE OMISSIONS.

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SUPERNUS PHARMACEUTICALS, INC.

SUPERNUS MERGER SUB, INC.

BISCAYNE NEUROTHERAPEUTICS, INC.

AND

REICH CONSULTING GROUP, INC.

(AS THE SECURITYHOLDER REPRESENTATIVE)

September 12, 2018

i

ii

Exhibit A	-	Allocation Schedule
Exhibit B	-	Escrow Agreement
Exhibit C	-	Example Statement
Exhibit D	-	Amended and Restated Certificate of Incorporation
Exhibit E	-	Letter of Transmittal
Exhibit F	-	License Agreement Revisions
Schedule A	-	Patent Applications

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of September 12, 2018 (this “Agreement”), is entered into by and among SUPERNUS PHARMACEUTICALS, INC., a Delaware corporation (“Parent”), SUPERNUS MERGER SUB, INC., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), BISCAYNE NEUROTHERAPEUTICS, INC., a Florida corporation (the “Company”), and REICH CONSULTING GROUP, INC., a Florida corporation, as the Securityholder Representative (the “Securityholder Representative”).

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the Delaware General Corporation Law (as amended, the “Act”), Parent, Merger Sub and the Company intend to enter into a business combination transaction;

WHEREAS, the board of directors of the Company (the “Board of Directors”) has, as of the date of this Agreement, unanimously adopted resolutions (i) approving and declaring advisable this Agreement, the merger of Merger Sub with and into the Company (the “Merger”), and the Transactions, (ii) declaring that it is advisable and in the best interests of the Company Stockholders that the Company enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement, and (iii) recommending that such stockholders adopt this Agreement;

WHEREAS, the respective boards of directors of Parent and Merger Sub have, as of the date of this Agreement, approved this Agreement, the Merger and the Transactions and declared it advisable and in the best interests of Parent and Merger Sub, respectively, and their respective stockholders that Merger Sub be merged with and into the Company, upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, a portion of the cash payable by Parent in connection with the Merger will be contingent upon certain events and conditions, all as more fully set forth in this Agreement;

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01. Definitions.  As used in this Agreement, the following terms have the following meanings (terms defined in the singular to have a correlative meaning when used in the plural and vice versa).  Certain other terms are defined in the text of this Agreement.

“Act” has the meaning set forth in the recitals hereto.

“Additional Escrow Amount” shall equal ** dollars ($**).

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.  For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the introductory paragraph hereto.

“Allocation Schedule” means the schedule allocating the Merger Consideration among the holders of the Common Stock, Preferred Stock, Company Options and Company Warrant, to be delivered at the Closing substantially in the form attached hereto as Exhibit A.

“Anti-Bribery Laws” has the meaning set forth in Section 4.20(a).

“Board of Directors” has the meaning set forth in the recitals hereto.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks in New York, NY are closed.

“Certificate” means a certificate which immediately prior to the Effective Time represented outstanding shares of Company Stock.

“Certificate of Merger” has the meaning set forth in Section 2.03.

“Claim” has the meaning set forth in Section 8.04(a).

“Closing” has the meaning set forth in Section 2.02.

“Closing Cash” means, without duplication, the sum (expressed in United States dollars) of all cash and cash equivalents (including (i) money orders, (ii) checks received (but not yet cashed), (iii) bank deposits and (iv) short term investments and instruments and other cash equivalents) of the Company and the Company Subsidiary.

“Closing Certificate” means a certificate, certified by an executive officer of the Company as true, accurate and complete setting forth, in reasonable detail, (i) the amount of the Closing Indebtedness (including a breakdown of the individual payees for such amounts as well as their addresses and payment instructions therefor), and (ii) the amount of the Third Party Expenses of the Company (including a breakdown of the individual payees for such amounts as well as their addresses and payment instructions therefor).

“Closing Date” has the meaning set forth in Section 2.02.

**           This portion has been redacted pursuant to a confidential treatment request.

“Closing Indebtedness” means all of the Indebtedness of the Company outstanding as of the Closing and all amounts that would be payable pursuant to such Indebtedness if it were repaid in connection with, at or promptly following the Closing, other than the Permitted Indebtedness.

“Closing Merger Consideration” shall equal (i) the Closing Purchase Price plus, (ii) the Closing Cash, minus (iii) the Closing Indebtedness, minus (iv) the Transaction Expenses minus (v) the Transaction Bonus Amount, minus (vi) the Initial Escrow Amount.

“Closing Merger Payment” shall equal the Closing Merger Consideration minus the Representative Expense Amount.

“Closing Purchase Price” shall equal fifteen million dollars ($15,000,000).

“Closing Statement” has the meaning set forth in Section 2.09(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Merger Consideration” has the meaning set forth in Section 2.06(c).

“Common Stock” has the meaning set forth in Section 4.05(a).

“Company” has the meaning set forth in the introductory paragraph hereto.

“Company Articles of Incorporation” means the Amended and Restated Articles of Incorporation of the Company as in effect on the date hereof or the Certificate of Incorporation of the Company as in effect immediately prior to the Closing (as adopted in accordance with Section 2.01(a)), as applicable.

“Company Benefit Plan” means any (i) pension plan (as defined in Section 3(2) of ERISA) or post-retirement or employment profit-sharing, insurance, health, medical or fringe plan, program, policy or arrangement, (ii) “employee benefit plan” (within the meaning of Section 3(3) of ERISA), (iii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement (including the Company Equity Plan), (iv) severance, change in control, employment, consulting, retirement, retention or termination plan, program, agreement, policy or arrangement or (v) other compensation or benefit plan, program, agreement, policy, practice, contract, arrangement or other obligation, whether or not in writing and whether or not subject to ERISA, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company, the Company Subsidiary or any ERISA Affiliate (A) for the benefit of any current or former director, officer or employee of the Company or the Company Subsidiary or (B) under which the Company or any ERISA Affiliate had or has any present or future liability, other than any plan, program, policy or arrangement mandated by applicable Law.

“Company Copyrights” has the meaning set forth in Section 4.15(a).

“Company Disclosure Letter” has the meaning set forth in Article IV.

“Company Employee Agreement” means each management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, indemnification, repatriation or expatriation agreement or other Contract between: (i) the Company or the Company Subsidiary and (ii) any current or former director, employee or individual independent contractor, other than any such Contract that is terminable “at will” without any obligation on the part of the Company or the Company Subsidiary to make any severance, termination, change in control or similar payment or to provide any benefit.

“Company Equity Plan” means the Company’s 2016 Incentive Compensation Plan, as amended.

“Company In-Licenses” has the meaning set forth in Section 4.15(a).

“Company Intellectual Property” means all Intellectual Property that is owned or licensed, or purported to be owned or licensed, in whole or in part, by or to the Company or the Company Subsidiary.

“Company Leased Real Property” has the meaning set forth in Section 4.14(b).

“Company Option” means any option to purchase Company Stock that is outstanding immediately prior to the Effective Time.

“Company Out-Licenses” has the meaning set forth in Section 4.15(a).

“Company Patent Rights” means (i) the Company Patents, (ii) any patents issuing anywhere in the world from any application (including, but not limited to, divisionals, continuations, continuations-in-part and renewals) that claims priority (directly or indirectly) to, or common priority with, the patent or patent application of any of the Company Patents, (iii) any patents that are reissues, reexaminations, extensions, or foreign counterparts of any of the foregoing and (iv) any application from which any of the foregoing patents issue.

“Company Patents” has the meaning set forth in Section 4.15(a).

“Company Stock” means all of the capital stock of the Company, including all the outstanding shares of Common Stock and Preferred Stock.

“Company Stockholder” means a stockholder of the Company immediately prior to the Effective Time, as determined in accordance with the stock transfer records of the Company.

“Company Stockholder Approval” means approval by the holders of Common Stock, Series A Preferred Stock and Series B Preferred Stock as required by the Company Articles of Incorporation and the Act.

“Company Subsidiary” has the meaning set forth in Section 4.02.

“Company Tax Returns” has the meaning set forth in Section 6.07(a)(i).

“Company Trademarks” has the meaning set forth in Section 4.15(a).

“Company Warrant” means the warrant to purchase Company Stock dated January 20, 2017 issued to **.

“Confidentiality Agreement” means the confidential disclosure agreement dated January 30, 2018 by and between Parent and the Company.

“Contingent Payment Termination Date” means the earlier of (i) the ** anniversary of the date that the first commercial sale of the first Product by Parent or its Affiliates occurs and (ii) the ** of a **.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect.

“Delaware Redomicile Costs” means the lesser of (i) seven thousand five hundred dollars ($7,500) and (ii) the out-of-pocket costs and expenses incurred by the Company (including reasonable legal costs and expenses) in connection with the conversion contemplated by Section 2.01(a).

“Designee” has the meaning set forth in Section 9.03(b).

“Diligent Efforts” means, with respect to a task related to a Product, the efforts required to carry out such task in a diligent and sustained manner without undue interruption, pause or delay, which level is at least commensurate with the level of efforts that a pharmaceutical company of comparable size and resources as those of Parent and its Affiliates would reasonably and customarily devote to a product of similar potential and having similar commercial and clinical advantages and disadvantages resulting from the company’s own research efforts, taking into account its safety, tolerability and efficacy, its proprietary position and profitability (excluding all payments under this Agreement), the competitiveness of alternative third party products, the regulatory environment and other relevant considerations, including technical, commercial, legal, clinical, scientific and/or medical factors.  For clarity, “Diligent Efforts” does not mean that the Company guarantees that it will actually achieve any Milestone, whether at all or by a specific date.

“Dissenting Shares” has the meaning set forth in Section 2.10.

“Effective Time” has the meaning set forth in Section 2.03.

“Employee” means any current or former or retired employee, consultant or director of the Company, the Company Subsidiary or any ERISA Affiliate.

“Environmental Law” means any Law relating to (i) pollution or protection of the environment or natural resources, including indoor and ambient air, soil, surface water or groundwater, sediment, flora and fauna, (ii) the exposure to hazardous, deleterious or toxic

**           This portion has been redacted pursuant to a confidential treatment request.

materials, human health or safety and (iii) the presence of, exposure to, or the management, manufacture or other generation, use, storage, recycling, treatment, discharge, release, transportation, processing, disposal or remediation of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 4.17(d).

“Escrow Agent” means the Person designated by the parties to serve as the agent under the Escrow Agreement.

“Escrow Agreement” means the agreement, in the form attached hereto as Exhibit B, between the parties and the Escrow Agent.

“Escrow Fund” means the fund established by the Company with the Escrow Agent to be initially funded with the Initial Escrow Amount, and to be subsequently funded with the Additional Escrow Amount, to be used to pay claims pursuant to the provisions of Article VIII hereof.

“Escrow Termination Date” has the meaning set forth in Section 8.01(a).

“Example Statement” means the example statement attached hereto as Exhibit C showing an illustrative form of the Closing Statement to be delivered pursuant to Section 2.09(a).

“Existing D&O Policy” has the meaning set forth in Section 6.05.

“FDA” means the United States Food and Drug Administration, or any successor agency thereto.

“FDCA” means the United States Federal Food, Drug, and Cosmetic Act, as amended.

“First Sales Milestone” means the first attainment of Net Sales in the United States of not less than ** dollars ($**) during any calendar year.

“Former Securityholders” means the Company Stockholders, the holders of Company Options and the holder of the Company Warrant.

“Former Securityholders Indemnified Parties” has the meaning set forth in Section 8.05(a).

“Fourth Sales Milestone” means the first attainment of Net Sales in the United States of not less than ** dollars ($**) during any calendar year.

“Fraud” means an inaccurate representation or warranty contained in this Agreement if, at the time such representation or warranty was made, the party making such representation or warranty (a) had knowledge of the inaccuracy or breach of such representation or warranty and

**           This portion has been redacted pursuant to a confidential treatment request.

failed to notify the other party or parties or otherwise correct such inaccuracy or cure the breach; and (b) failed to notify the other party of such inaccuracy with the specific intention to induce the other party or parties to enter into (or not to dissuade the other party or parties from entering into) this Agreement and consummate the Transactions.

“Fundamental Representations” means, with respect to the Company, those representations and warranties set forth in Section 4.01 (Organization, Standing and Corporate Power), Section 4.02 (Subsidiarity), Section 4.03 (Authority; Binding Nature of Agreement), Section 4.05 (Capital Structure), Section 4.16 (Taxes and Tax Returns) and Section 4.21 (Brokers and other Advisors) and with respect to Parent and Merger Sub, those representations and warranties set forth in Section 5.01 (Due Organization), Section 5.03 (Authority; Binding Nature of Agreement), Section 5.06 (Funds) and Section 5.07 (Brokers and other Advisors).

“GAAP” means generally accepted accounting principles in the United States, consistently applied (which, in the case of Parent, refers to the application of GAAP in Parent’s filed financial statements with the Securities and Exchange Commission for so long as Parent is required to file financial statements with the Securities and Exchange Commission).

“Generic Product” means for any Product, any pharmaceutical product sold by any Person and approved in reliance on the prior approval of a Product as determined by the FDA or any applicable foreign regulatory authority, on the basis of it being a therapeutically equivalent, bioequivalent and legally substitutable generic version for such Product, as stated in a regulatory filing with the FDA or any applicable foreign regulatory authority.

“Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials as set forth in 21 C.F.R. Parts 50, 54, 56 and 312 and applicable guidance documents, as well as similar applicable standards in foreign jurisdictions.

“Good Laboratory Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of nonclinical studies as set forth in 21 C.F.R. Part 58 and applicable guidance documents, as well as similar applicable standards in foreign jurisdictions.

“Governmental Authorization” means any permit, license, certificate, approval, consent, grant, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law.

“Governmental Body” means any: (i) nation, province, state, county, city, town, village, district or other jurisdiction of any nature, (ii) federal, provincial, state, local, municipal, foreign or other government, (iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal), (iv) multinational organization or body or (v) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Hazardous Materials” means any substance, waste or material defined, characterized or regulated as hazardous, acutely hazardous, toxic, a pollutant or a contaminant, or that could reasonably be expected to result in liability, controls or restrictions under any applicable Environmental Law currently in effect, including petroleum, petroleum products, by-products and distillates, pesticides, dioxin, polychlorinated biphenyls, mold, biological hazards, asbestos and asbestos-containing materials.

“Huperzine” means the Huperzine-A compound and related isomers, as the same may be isolated, extracted or synthesized, and in any natural, synthetic or engineered formulation (e.g., extended release, intravenous, or nasal).

“Identical” means ** of the ** material made at the ** scale, to confirm that it is the same as the ** in the ** based on (i) ** and ** (assay vs standard, ** by area **), (ii) moisture by **, (iii) **, (iv) **, (v) ** and ** — no significant unknown **, consistent with proposed structure, (vi) solid form comparison via ** (if drug would require a **), and (viii) any potentially ** (as assessed in silico) species (based on observed and **) must not be greater than the **.

“Indebtedness” of any Person means (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid, other than trade credit incurred in the ordinary course of business consistent with past practice, (iv) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (v) all obligations of such Person issued or assumed as the deferred purchase price of property or services, other than trade payables in the ordinary course of business paid consistent with past practice, (vi) all indebtedness of others secured by (or potentially secured by) any Lien on property owned or acquired by such Person, (vii) all capital lease obligations of such Person, and (viii) any guarantee of any of the foregoing.  The Indebtedness of any Person shall include the Indebtedness of any partnership in which such Person is a general partner.  Indebtedness shall not include any Third Party Expenses of the Company.

“Independent Accountant” shall have the meaning set forth in Section 3.03(a).

“Initial Escrow Amount” shall equal ** dollars ($**).

“Intellectual Property” means all (i) patents and patent applications (“Patents”), (ii) trademarks, service marks, trade dress, logos, Internet domain names, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof (“Trademarks”), (iii) copyrights and rights under copyrights, whether registered or unregistered, and any registrations and applications for registration thereof (“Copyrights”) and (iv) trade secrets and other rights in know-how and confidential or proprietary information, including any technical data, specifications, techniques, inventions and discoveries, in each case, to the extent that it qualifies as a trade secret under applicable Law (“Trade Secrets”).

**           This portion has been redacted pursuant to a confidential treatment request.

“IRS” means the Internal Revenue Service.

“Knowledge of the Company” means the knowledge, after reasonable due inquiry, of **, ** and **.

“Law” means any federal, state, local, municipal, foreign, international, multinational, supranational or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, order, judgment, decree, injunction, rule, regulation, ruling, treaty, procedure, notice or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Letter of Transmittal” shall have the meaning set forth in Section 2.13(b).

“Lien” means any mortgage, pledge, lien, encumbrance, hypothecation, charge, adverse claim or interest, infringement or other security interest of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act or applicable “blue sky” Laws).

“Loss” or “Losses” has the meaning set forth in Section 8.02(a).

“Majority in Interest” shall have the meaning set forth in Section 2.12.

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that would or would reasonably be expected to, individually or in the aggregate, (i) have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiary, taken as a whole, or (ii) materially impair, prevent or delay Parent’s or Merger Sub’s ability to consummate the Transactions in a timely manner on the terms set forth herein; provided that “Material Adverse Effect” shall not include any material adverse change, effect, event, occurrence, state of facts or development (A) relating to or resulting from any change in the financial, banking, currency or capital markets in general (whether in the United States or any other country or in any international market), (B) relating to or resulting from the industry in which the Company or the Company Subsidiary operates and not uniquely relating to the Company or the Company Subsidiary, (C) resulting from actions or omissions of the Company taken with the prior written consent of Parent or required by the express terms of this Agreement (including the Company Disclosure Letter), (D) resulting from any action taken by Parent or any of its Affiliates, (E) resulting from any worldwide, national or local conditions or circumstances (political, economic, financial, regulatory or otherwise), including, an outbreak or escalation or war, armed hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency

**           This portion has been redacted pursuant to a confidential treatment request.

occurring after the date hereof within or outside of the United States or (F) arising out of any changes in GAAP (or interpretations thereof) or any change in applicable Laws or the interpretation thereof; provided further that, in the case of clauses (A), (B), (E) and (F), only to the extent such changes do not disproportionately and materially affect the Company and the Company Subsidiary, taken as a whole, as compared to other Persons or businesses that operate in the industry in which the Company and the Company Subsidiary operate.

“Material Contract” shall have the meaning set forth in Section 4.10(a).

“Merger” has the meaning set forth in the recitals hereto.

“Merger Consideration” shall equal the aggregate amount of (i) the Closing Merger Consideration, (ii) the Milestone Payments and (iii) the Representative Expense Amount.

“Merger Sub” has the meaning set forth in the introductory paragraph hereto.

“Milestone” shall have the meaning set forth in Section 3.01(a).

“Milestone Payment” shall have the meaning set forth in Section 3.01(a).

“Milestone Payment Date” shall have the meaning set forth in Section 3.01(b).

“NDA Approval Milestone” means the first approval by the FDA of a New Drug Application for a Product for an epilepsy indication.

“NDA Enabling Study Milestone” means the earlier to occur of (i) completion and demonstration of results from the Phase 3 Clinical Trial(s) of a Product completed by Parent that (a) provide efficacy and safety results which provide a scientific and clinical basis to reasonably justify the expense and time of filing a New Drug Application with the FDA for an epilepsy indication and (b) which would reasonable be expected to justify the cost and expense of filing a New Drug Application for the Product for an epilepsy indication, and (ii) the filing by Parent of a New Drug Application for the Product for an epilepsy indication.

“Net Sales” means, for each Net Sales Measuring Period, the gross amounts invoiced for the Products sold by Parent, its Affiliates or its licensees (other than Non-U.S. Licensees) to third parties (other than Parent, its Affiliates and its licensees) during such Net Sales Measuring Period, less Net Sales Permitted Deductions from such amounts calculated in accordance with GAAP so as to arrive at “net sales” under GAAP as reported by Parent, its Affiliate or its licensees (other than Non-U.S. Licensees), as applicable; provided that, if a Product is sold or otherwise commercially disposed of for consideration other than cash or in a transaction that is not at arm’s length between the buyer and the seller, then the gross amount to be included in the calculation of Net Sales shall be the amount that would have been invoiced had the transaction been conducted at arm’s length and for cash; provided further that, in the event a Product is sold as a combination product in a particular country, Net Sales shall be calculated in a reasonable manner determined by Parent in good faith based upon the relative value of the active components of such combination product.

“Net Sales Measuring Period” means the one-year period beginning January 1st of each year during the Net Sales Term and ending December 31st of each year during the Net Sales Term; provided that the first Net Sales Measuring Period will begin on the date of the first commercial sale of any Products and end on December 31 of such year.

“Net Sales Payment” means, with respect to any Net Sales Measuring Period, an amount equal to (i) ** percent (**%) of that portion of Net Sales of the Products that is ** or ** to ** dollars ($**) for such period, plus (ii) an additional amount equal to ** percent (**%) of that portion of Net Sales of the Products that ** dollars ($**) but is ** or ** to ** and ** dollars ($**) for such period, plus (iii) an additional amount equal to ** percent (**%) of that portion of Net Sales of the Products that ** and ** dollars ($**) for such period but is ** or ** to ** dollars ($**) for such period plus (iv) an additional amount equal to ** percent (**%) of that portion of Net Sales of the Products that ** dollars ($**) for such period.

“Net Sales Payment Dates” means the ** day after the date Parent is required to provide the Net Sales Statement pursuant to Section 3.04 for the Net Sales Measuring Period in respect of which a Net Sales Payment is due.

“Net Sales Permitted Deductions” means (i) customary trade, quantity and prompt settlement discounts actually allowed, (ii) amounts repaid or credited by reasons of defects, recalls, returns, rebates or allowances of goods, (iii) chargebacks, rebates and other amounts paid on sale of any Product, including such payments mandated by programs of Governmental Bodies, (iv) normal and customary rebates and administrative fees paid to medical healthcare organizations, to group purchasing organizations or to trade customers in line with approved contract terms, (v) tariffs, duties, excise, sales, value-added and other Taxes (other than Taxes based on net income) and charges of Governmental Bodies, (vi) any government mandated manufacturing Tax, (vii) discounts pursuant to indigent patient programs and patient discount programs and coupon discounts, (viii) transportation, freight, postage, importation, shipping insurance and other customary handling expenses and (ix) required customary distribution commissions and fees payable to any third party providing distribution services to Parent, its Affiliates or its licensees (other than Non-U.S. Licensees).

“Net Sales Statement” means, with respect to each Net Sales Measuring Period, the written statement of Parent, certified by the Chief Financial Officer of Parent and setting forth with reasonable detail for all Products sold in all countries by Parent, its Affiliates and its licensees (other than Non-U.S. Licensees) in the aggregate, (i) the total of the gross invoice price charged for sales of the Products by Parent, its Affiliates and their respective licensees (other than Non-U.S. Licensees) to third parties (other than Parent or its Affiliates) during the applicable period, (ii) an itemized calculation of Net Sales for the Products showing deductions for such Net Sales Measuring Period provided for in accordance with the definition of Net Sales, (iii) to the extent that Net Sales for the Products for an applicable period is determined based on Net Sales of a ** for such period, the method of determining the Net Sales of the ** attributable to the Products in accordance with the definition of Net Sales, (iv) to the extent that sales for the Products for an applicable period is recorded in currencies other than United States dollars, the

**                                  This portion has been redacted pursuant to a confidential treatment request.

exchange rates used for conversion of such foreign currency into United States dollars and (v) the calculation of the Net Sales Payment due, if any, in respect of the applicable Net Sales Measuring Period in accordance with this Agreement.

“Net Sales Term” means the term beginning on the date of the first commercial sale of any Products and ending on the **.

“New Drug Application” means a New Drug Application, as more fully described in 21 C.F.R. 314.50 et seq., or its successor regulation, and all amendments and supplements thereto filed with the FDA.

“Non-U.S. Licensees” means a third party that enters into a license agreement, or any similar agreement involving the sharing of profits, with Parent or any of its Affiliates, and which provides such third party with the right to sell Products solely outside of the United States.

“Option Consideration” shall have the meaning set forth in Section 2.07(a).

“Order” shall have the meaning set forth in Section 7.01(a).

“Parent” has the meaning set forth in the introductory paragraph hereto.

“Parent Indemnified Parties” has the meaning set forth in Section 8.02(a).

“Parent Material Adverse Effect” means any effect, change, event or occurrence that would or would reasonably be expected to, individually or in the aggregate, materially impair, prevent or delay Parent’s or Merger Sub’s ability to consummate the Transactions in a timely manner on the terms set forth herein.

“** Milestone” means issuance by the United States Patent & Trademark Office of a patent listed on Schedule A attached hereto, which ** that is (i) expected to be studied by Parent or its Affiliates in a ** and (ii) expected to be ** in the ** with **; provided that, unless Parent and the Securityholder Representative otherwise agree, the determination regarding the ability to effect a ** of a such ** shall be made by a mutually agreed upon law firm specializing in ** matters and with experience in drug related **.

“Pending Claim” has the meaning set forth in Section 8.01(c).

“Permitted Indebtedness” means the sum of (i) the aggregate amount of Indebtedness incurred by the Company or the Company Subsidiary in connection with **, ** and ** related activities after **, which amount shall not exceed $** (provided that the costs and expenses of the validation of the Company Patents contemplated by Section 7.02(g) shall not be Permitted Indebtedness whether such amounts are paid or unpaid as of the Effective Time), (ii) the Delaware Redomicile Costs and (iii) subject to the written approval of Parent, any additional Indebtedness incurred by the Company or the Company Subsidiary after ** that is directly related to ** in the Company’s currently **, ** or otherwise directly related to the Company’s currently **.

**           This portion has been redacted pursuant to a confidential treatment request.

For the avoidance of any doubt, (x) Permitted Indebtedness excludes all legal expenses incurred by the Company (other than in connection with Patent filings and the Delaware Redomicile Costs) and all salary and general expenses not specifically identified in the definition of Permitted Indebtedness and (y) except as expressly set forth in Section 10.02, Parent shall have no obligation with respect to the Permitted Indebtedness in the event the Closing does not occur.

“Permitted Liens” means (i) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Liens, if any, that do not materially detract from the value of or materially interfere with the use of any of the assets of the Company and the Company Subsidiary as currently conducted, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) title defects or Liens (other than those constituting Liens for the payment of Indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of the Company and the Company Subsidiary, taken as a whole, (iv) Liens for Taxes that are not yet due or payable or that may thereafter be paid without penalty and for which adequate reserves have been made on the Company’s balance sheet, and (v) Liens that do not and would not reasonably be expected to materially impair the continued use of a Company Leased Real Property as currently operated.

“Person” means any individual, corporation (including any nonprofit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or Governmental Body.

“Phase 2 Clinical Trial” means a clinical trial as defined in 21 C.F.R. § 312.21(b), or, with respect to any other country or jurisdiction, the equivalent of such a clinical trial in such other country or jurisdiction.

“Phase 2b Clinical Trial” means a Phase 2 Clinical Trial designed for the purpose of determining the safe and effective dose range prior to initiation of a Phase 3 Clinical Trial.

“Phase 3 Clinical Trial” means a clinical trial as defined in 21 C.F.R. § 312.21(c), or, with respect to any other country or jurisdiction, the equivalent of such a clinical trial in such other country or jurisdiction.

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Pre-Closing Taxes” means (i) Taxes of or imposed on or with respect to the Company or the Company Subsidiary for a Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date (as determined, in the case of a portion of a Straddle Period, based on the principles of Section 6.07(a)(iii)) or (ii) any Taxes of any other Person for which the Company or the Company Subsidiary is liable as a result of having been a member of an affiliated, consolidated, combined or unitary group on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or non-U.S. Law; provided, that Pre-Closing Taxes shall not include any Taxes that (A) are taken into account in determining the Merger Consideration, (B) arise due to actions taken at or after the Closing or (C) are attributable to any breach by Parent, the Surviving Corporation or any respective Affiliates thereof of Section 6.07 or Section 6.08.

“Preferred Stock” means the Series A Preferred Stock and the Series B Preferred Stock.

“Pro Rata Indemnity Percentage” means, for each Former Securityholder as of the date of calculation of the Pro Rata Indemnity Percentage, a percentage equal to a fraction, (i) the numerator of which shall be the total payments received by such Former Securityholder pursuant to Article II, Article III and Section 9.02 of this Agreement and (ii) the denominator of which shall be the total payments received by all Former Securityholders pursuant to Article II, Article III and Section 9.02 of this Agreement.

“Product” means one or more pharmaceutical products that contain ** as an active pharmaceutical ingredient, ** active pharmaceutical ingredients and including ** thereof, whose sale or manufacture is **.

“** Milestone” means the earlier to occur of (a)(i) the ** completion and demonstration of ** from a clinical trial of a Product completed by Parent (including any clinical trial initiated by the Company, a “Proof of Concept Clinical Trial”) a that provide efficacy and safety results which provide a scientific and clinical basis to reasonably ** the applicable Product to a ** or ** (as determined by Parent in its sole discretion), and (ii) the demonstration that ** used in the Proof of Concept Clinical Trial is ** up GMP manufactured ** or (b) the ** by Parent of a ** of a Product for any **.

“Released” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage or disposal systems.

“Representative Expense Amount” shall be one hundred thousand dollars ($100,000).

“Representatives” means, with respect to any Person, such Person’s or such Person’s affiliate’s officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

“Retained Escrow Funds” has the meaning set forth in Section 8.01(c).

“Second Indication” means a non-epilepsy indication.

“Second Indication Approval Milestone” means the first approval by the FDA of a New Drug Application for a Second Indication.

“Second Indication Phase 2b Milestone” means the earlier to occur of (a) the successful completion and demonstration of results from a Phase 2b Clinical Trial of a Product completed

**           This portion has been redacted pursuant to a confidential treatment request.

by Parent that provide positive efficacy and safety results which provide a scientific and clinical basis to reasonably justify the expense and time of progressing the applicable Product to a Phase 3 Clinical Trial for any Second Indication (as determined by Parent in its sole discretion), or (b) the initiation by Parent of a Phase 3 Clinical Trial of a Product for any Second Indication.

“Second Sales Milestone” means the first attainment of Net Sales in the United States of not less than ** and ** dollars ($**) during any calendar year.

“Securities Act” means the Securities Act of 1933, as amended.

“Securityholder Representative” has the meaning set forth in the introductory paragraph hereto.

“Series A Merger Consideration” shall have the meaning set forth in Section 2.06(b).

“Series A Preferred Stock” shall have the meaning set forth in Section 4.05(a).

“Series B Merger Consideration” shall have the meaning set forth in Section 2.06(a).

“Series B Preferred Stock” shall have the meaning set forth in Section 4.05(a).

“Shortfall” shall have the meaning set forth in Section 3.03(c).

“Shortfall Interest Rate” means **% per annum.

“Stockholder Agreements” means (i) the Voting Agreement, dated January 20, 2017 by and between the Company and the Company Stockholders party thereto, (ii) the Investors’ Rights Agreement, dated January 20, 2017 by and between the Company and the Company Stockholders party thereto and (iii) the Right of First Refusal and Co-Sale Agreement, dated January 20, 2017 by and between the Company and the Company Stockholders party thereto.

“Straddle Period” means any taxable period that includes but does not end on the Closing Date.  The amount of any Taxes imposed upon the Company based upon or measured by income or gain allocable to the Pre-Closing Tax Period shall be determined using the interim closing of the books method whereby the books of the Company will be deemed to be closed as of the close of business on the Closing Date; the amount of all other Taxes imposed upon the Company allocable to the Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the total number of days in the Straddle Period.

“Subsidiary” or “Subsidiaries” of the Company, Parent, Merger Sub, the Surviving Corporation or any other Person means any corporation, partnership, joint venture, limited liability company, trust, unincorporated organization, association or other legal entity of which the Company, Parent, Merger Sub or such other Person, as the case may be, (i) owns, directly or

**           This portion has been redacted pursuant to a confidential treatment request.

indirectly, greater than 50% of the stock or other equity interests the holder of which is generally entitled to vote as a general partner or for the election of the board of directors or other governing body of a corporation, partnership, joint venture, limited liability company, trust, unincorporated organization, association or other legal entity or (ii) has any arrangement, understanding or agreements entitling the Company, Parent, Merger Sub, the Surviving Corporation or other Person to vote as a general partner or for the election of a majority of the board of directors or other governing body of a corporation, partnership, joint venture, limited liability company, trust, unincorporated organization, association or other legal entity.

“Surviving Corporation” shall have the meaning set forth in Section 2.01(b).

“Tax” means all taxes, assessments, charges, duties, fees, levies or other governmental charges, including all United States federal, state, local, non-U.S. and other income, franchise, profits, capital gains, capital stock, transfer, sales, use, value added, occupation, property, excise, severance, windfall profits, stamp, license, payroll, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return) and all estimated taxes, deficiency assessments, additions to tax, penalties and interest.

“Tax Return” means any return, statement, report or form, estimated Tax Returns and reports, withholding Tax Returns and reports and information reports and returns required to be filed with respect to Taxes.

“Taxing Authority” means any Governmental Body which may impose, assess, collect, determine, enforce or administer any Taxes or the Laws related to Taxes.

“Third Party Claim Notice” has the meaning set forth in Section 8.04(a).

“Third Party Expenses” means all fees and expenses incurred in connection with the Merger, including all legal, accounting, financial advisory, consulting and other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the Transactions, which such fees and expenses have been accrued or prepaid as of the Effective Time (as set forth on the Closing Certificate).

“Third Party Intellectual Property” all Intellectual Property that is not Company Intellectual Property.

“Third Party Payment Amount” means a cash amount equal to ** of the aggregate proceeds received by Parent or any of its Affiliates, at any time after the Effective Time and before the Contingent Payment Termination Date, in connection with each and every Third Party Payment Event.

“Third Party Payment Event” means the receipt by Parent or any of its Affiliates of a payment from a third party, whether in the form of upfront payments, milestones, royalties,

**           This portion has been redacted pursuant to a confidential treatment request.

sublicense fees or otherwise, in connection with any sale, assignment or transfer of any rights in and to any Product for any indication (including with respect to animal health) to a third party, directly or indirectly, whether by license, swap of assets, merger, reorganization, joint venture, lease or any other transaction or arrangement.

“Third Sales Milestone” means the first attainment of Net Sales in the United States of not less than ** dollars ($**) during any calendar year.

“Transaction Bonus Amount” means the aggregate amount of all Transaction Bonuses to be paid at the Closing.

“Transaction Bonus Recipients” means each Employee who is contemplated to receive a Transaction Bonus.

“Transaction Bonuses” means the aggregate amount of any transaction bonuses, discretionary bonuses, “success” fees, change of control payments, retention bonuses, severance payments, payouts of deferred compensation and any similar or other payment obligations payable related to the consummation of the Merger, the terms of which have been agreed to by the Company or the Company Subsidiary prior to the Effective Time, including with respect to any Employee, any employer-side payroll or related Taxes payable with respect thereto.

“Transaction Expenses” means, without duplication, the aggregate amount of the unpaid costs, fees, expenses of the Company or the Company Subsidiary incurred at or prior to the Closing, including all legal, insurance, financial advisory or other advisory, and accounting fees, costs and expenses and any payments made in connection with the amendment of the license agreements in accordance with Section 7.02(f).

“Transactions” means the execution and delivery of the Agreement and all of the transactions contemplated by the Agreement, including the Merger.

“Warrant Consideration” shall have the meaning set forth in Section 2.07(b).

ARTICLE II
THE MERGER

Section 2.01. The Merger.

(a)           Prior to the Closing, the Company shall take all necessary corporate action to change its jurisdiction of incorporation from the State of Florida to the State of Delaware.

(b)           On the terms and subject to the conditions set forth in this Agreement and in accordance with the Act, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation under the laws of the State of Delaware (the “Surviving Corporation”).  From and after the Effective Time, the Merger shall have the effects

**           This portion has been redacted pursuant to a confidential treatment request.

set forth in this Agreement and § 259 of the Act.  Without limiting the generality of the foregoing, at the Effective Time, the title to all real estate and other property, or any interest therein, owned by the Company and Merger Sub shall vest in the Surviving Corporation without reversion or impairment, and the Surviving Corporation shall thenceforth be responsible for all the liabilities and obligations of the Company and Merger Sub.

Section 2.02. Closing.  Unless this Agreement shall have been terminated pursuant to Section 10.01, and unless otherwise mutually agreed in writing between the Company, Parent and Merger Sub, the consummation of the Merger (the “Closing”) shall take place at the offices of Dentons US LLP, 1221 Avenue of the Americas, New York, NY 10020 no later than the third Business Day on which all conditions set forth in Article VII are satisfied or, to the extent permissible by applicable Laws, waived, unless another date or place is agreed to in writing by the Company and Parent; provided, however, that the Closing may take place by virtual exchange of signature pages.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.03. Effective Time.  Upon the terms and subject to the conditions of this Agreement, at the Closing, Merger Sub and the Company shall duly prepare, execute and acknowledge certificate of merger (the “Certificate of Merger”) in accordance with the Act and shall file the Certificate of Merger with the Delaware Department of State at such time and in accordance with § 252 of the Act.  The Merger shall become effective at the time when the Certificate of Merger have been duly filed with the Delaware Department of State or at such later time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

Section 2.04. Certificate of Incorporation; Bylaws.

(a)           At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in their entirety to read as set forth on Exhibit D, and as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Laws.

(b)           At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Laws.

Section 2.05. Directors and Officers.

(a)           The directors of Merger Sub as of immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation.

(b)           The officers of Merger Sub as of immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation.

Section 2.06. Effect on Capital Stock.  Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the parties or the holders of any of the outstanding securities of the Company, the following shall occur with respect to each share of Series B Preferred Stock, each share of Series A Preferred Stock and each share of Common Stock:

(a)           Series B Preferred Stock.  Each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the payments set forth on the Allocation Schedule to be paid to holders of Series B Preferred Stock (the “Series B Merger Consideration”).  At the Effective Time, all such shares of Series B Preferred Stock and any and all rights related thereto shall cease to be outstanding, shall be cancelled and shall cease to exist, and each such share of Series B Preferred Stock shall thereafter represent only the right to receive the Series B Merger Consideration in accordance with this Agreement.

(b)           Series A Preferred Stock.  Each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the payments set forth on the Allocation Schedule to be paid to holders of Series A Preferred Stock (the “Series A Merger Consideration”).  At the Effective Time, all such shares of Series A Preferred Stock and any and all rights related thereto shall cease to be outstanding, shall be cancelled and shall cease to exist, and each such share of Series A Preferred Stock shall thereafter represent only the right to receive the Series A Merger Consideration in accordance with this Agreement.

(c)           Common Stock.  Each share of Common Stock (other than Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the payments set forth on the Allocation Schedule to be paid to holders of Common Stock (the “Common Merger Consideration”).  At the Effective Time, all such shares of Common Stock shall cease to be outstanding, shall be cancelled and shall cease to exist, and each such share of Common Stock shall thereafter represent only the right to receive the Common Merger Consideration in accordance with this Agreement.

(d)           Merger Sub Stock.  Each issued and outstanding share of capital stock of Merger Sub shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(e)           Treasury Shares; Parent Owned Stock.  Each share of Company Stock held by the Company or owned by Merger Sub, Parent or any Subsidiary of the Company or of Parent immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof.

Section 2.07. Treatment of Stock Options and Warrants.

(a)           Stock Options.  At the Effective Time, each Company Option that is then outstanding and unexercised, whether or not vested, shall be cancelled and converted into the right to receive the payments set forth on the Allocation Schedule to be paid to holders of Company Options (the “Option Consideration”).

(b)           Warrants.  At the Effective Time, the Company Warrant shall be cancelled and converted into the right to receive the payments set forth on the Allocation Schedule to be paid to the holder of the Company Warrant (the “Warrant Consideration”).

(c)           Corporate Actions.  At or prior to the Effective Time, the Board of Directors (or any committee thereof) shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 2.07.  The Company shall take all necessary actions at or prior to the Effective Time to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver any capital stock of the Company to any Person pursuant to or in settlement of Company Options or any awards under the Company Equity Plan.

Section 2.08. Allocation Schedule.  Prior to the Closing, the Company shall prepare and deliver to Parent the Allocation Schedule setting forth the calculation of the Series B Merger Consideration, the Series A Merger Consideration, the Common Merger Consideration, the Option Consideration and the Warrant Consideration.

Section 2.09. Closing Statement; Closing Payments; Closing Deliveries.

(a)           Closing Statement.  At least five (5) Business Days prior to the Closing, the Company shall deliver to Parent a closing statement (the “Closing Statement”) setting forth in reasonable detail an item by item calculation of the Closing Merger Consideration, including a good faith calculation of (i) the Closing Cash, (ii) the Closing Indebtedness, (iii) the Transaction Expenses and (iv) the Transaction Bonus Amount.  The Closing Statement shall be prepared in same manner as the Example Statement.  The Company shall reasonably assist Parent in the review of the Closing Statement.  The Company will review and consider, in good faith, all of Parent’s comments to the Closing Statement made prior to the Closing, and shall update the Closing Statement to reflect any agreed changes.

(b)           Closing Payments.  Subject to the terms and conditions of this Agreement, Parent shall take the following actions on the Closing Date:

(i)            Parent shall deposit, or shall cause to be deposited, with the Securityholder Representative cash sufficient to pay the Closing Merger Payment to the Former Securityholders (the “Payment Fund”).  The Payment Fund shall not be used for any purpose other than to pay the Closing Merger Payment.

(ii)           Parent shall repay, or cause to be repaid, on behalf of the Company, all amounts necessary to discharge fully the then outstanding balance of the Closing Indebtedness, as is set forth on the Closing Statement, by wire transfer of immediately available funds as directed by the holders of such Closing Indebtedness in the payoff letters delivered to Parent prior to the Closing and the Company shall make arrangements reasonably satisfactory to Parent for such holders to deliver lien releases and cancelled notes at the Closing, as applicable.

(iii)          Parent shall pay, or cause to be paid, on behalf of the Company, the Transaction Expenses, as set forth on the Closing Statement, by wire transfer of immediately available funds in accordance with invoices or other documents evidencing such amounts delivered to Parent prior to the Closing.

(iv)          Parent shall deliver, or cause to be delivered, the Representative Expense Amount to the Securityholder Representative (for use by the Securityholder Representative pursuant to Article IX and with any balance for further distribution to the Former Securityholders pursuant to Section 9.02), by wire transfer of immediately available funds to the account designated by the Securityholder Representative prior to the Closing.

(v)           Parent shall pay, or cause to be paid, to the Company in immediately available funds, for distribution within five (5) days of the Closing Date, in accordance with the Company’s (or Company Subsidiary’s) normal payroll practices, the Transaction Bonus Amount for further payment to the applicable Transaction Bonus Recipients, in each case, as set forth on the Closing Statement.

(vi)          Parent shall deposit, or shall cause to be deposited, with the Escrow Agent the Initial Escrow Amount to be held pursuant to the terms of this Agreement and the Escrow Agreement.

(c)           Closing Deliveries.

(i)            Deliveries by Parent.  At the Closing, Parent shall deliver or cause to be delivered to the Securityholder Representative:

(A)          counterpart signature pages to the Escrow Agreement, duly executed by Parent and the Escrow Agent; and

(B)          the officer’s certificate required by Section 7.03(c).

(ii)           Deliveries by the Company.  At the Closing, the Company shall deliver or cause to be delivered to Parent:

(A)          counterpart signature pages to the Escrow Agreement, duly executed by the Securityholder Representative;

(B)          the officer’s certificate required by Section 7.02(d);

(C)          copies of each of the following, in each case certified by the Secretary of the Company or other authorized executive officer of the Company, to be in full force and effect on the date of the Closing: (A) a true, complete and correct copy of the Company Articles of Incorporation of the Company as in effect on the Closing Date; (B) a true, complete and correct copy of the bylaws of the Company as in effect on the Closing Date; (C) a true, complete and correct copy of the resolutions adopted by the Board of Directors approving this Agreement and the Merger; and (D) a true, complete and correct copy of the resolutions adopted by the applicable Company Stockholders approving, by the requisite approval under applicable Laws and the Company Articles of Incorporation and bylaws of the Company, this Agreement and the Merger;

(D)          copies of any payoff letters with respect to Closing Indebtedness, in form and substances reasonably satisfactory to Parent, and all related Lien releases, termination statements, original collateral held by holders of Closing Indebtedness and/or similar evidence of termination;

(E)           resignations and full releases of the Company and the Company Subsidiary from each director and officer of the Company and the Company Subsidiary (unless Parent shall request otherwise in writing with respect to any director or officer prior to the Closing) in a form reasonably acceptable to Parent to the extent requested by Parent;

(F)           a certificate of the Company dated as of the Closing Date and signed by a responsible corporate officer of the Company, stating that the interests the Company are not, and have not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, United States real property interests, as defined in Section 897(c)(2) of the Code, and proof reasonably satisfactory to Parent that the Company has provided notice of such certification to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

Section 2.10. Dissenting Shares.  For purposes of this Agreement, “Dissenting Shares” means shares of Common Stock held as of the Effective Time by a Company Stockholder who has not voted such shares of Common Stock in favor of the adoption of this Agreement and the Merger or consented thereto in writing and with respect to which appraisal shall have been duly demanded and perfected in accordance with § 262 of the Act and not effectively withdrawn or forfeited prior to the Effective Time.  Dissenting Shares shall not be converted into or represent the right to receive the Common Merger Consideration unless such Company Stockholder’s right to appraisal shall have ceased in accordance with the Act.  If such Company Stockholder has so forfeited or withdrawn his, her or its right to appraisal of Dissenting Shares, then, as of the occurrence of such event, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Common Merger Consideration pursuant to Section 2.06(c).

Section 2.11. Escrow Account.  The Initial Escrow Amount deposited with the Escrow Agent pursuant to Section 2.09(b)(vi) shall be held in escrow as provided in Article VIII and the Escrow Agreement and shall be available to compensate the Parent Indemnified Parties in accordance with Article VIII.  After the payment of all indemnification obligations has been made pursuant to Article VIII and the 18-month period specified in Section 8.01 has been completed, any remaining amount in the Escrow Fund shall be distributed to the Securityholder Representative for further distribution to the Former Securityholders pursuant to Section 9.02.

Section 2.12. Securityholder Representative Expense Account.  The Representative Expense Amount shall be available to reimburse the Securityholder Representative for the costs and expenses incurred in connection with the performance of the Securityholder Representative of his, her or its duties pursuant to this Agreement.  After reimbursement of all of the Securityholder Representative costs and expenses, any remaining Representative Expense

Amount shall be distributed to the Former Securityholders pursuant to Section 9.02.  If the Representative Expense Amount shall be insufficient to satisfy all of the expenses incurred by the Securityholder Representative, or if the Securityholder Representative determines that it is in the best interests of the Former Securityholders to establish or increase reserves for possible future expenses, the Securityholder Representative shall be entitled to fund any such reserves from any amounts that would otherwise be distributed to the Former Securityholders pursuant to Section 9.02; provided, however, that any expenditures by the Securityholder Representative or increased reserve above the Representative Expense Amount shall be subject to the approval, by written consent, of a majority in interest of the Former Securityholders based on the total number of shares held by the Former Securityholders on an as converted fully-diluted basis (a “Majority in Interest”).

Section 2.13. Surrender of Certificates.

(a)           Acknowledgment.  It is acknowledged and agreed that if Parent (or its designee) makes any payments to the Securityholder Representative in accordance with the terms of this Agreement, Parent shall have no further obligation or liability in respect of the payment or distribution of such amounts to the Former Securityholders.

(b)           Transmittal Documents.  Within three (3) Business Days of the date of this Agreement, the Company shall send or otherwise deliver to each Company Stockholder a letter of transmittal in the form attached hereto as Exhibit E (each, a “Letter of Transmittal”).

(i)            Each holder of Series B Preferred Stock who delivers a duly executed and properly completed Letter of Transmittal, together with such Company Stockholder’s surrendered Certificates, to the Securityholder Representative shall be entitled to receive the Series B Merger Consideration, without any interest or distributions thereon, on or after the Closing Date and pursuant to the terms of this Agreement.

(ii)           Each holder of Series A Preferred Stock who delivers a duly executed and properly completed Letter of Transmittal, together with such Company Stockholder’s surrendered Certificates, to the Securityholder Representative shall be entitled to receive the Series A Merger Consideration, without any interest or distributions thereon, on or after the Closing Date and pursuant to the terms of this Agreement.

(iii)          Each Company Stockholder who delivers a duly executed and properly completed Letter of Transmittal, together with such Company Stockholder’s surrendered Certificates, to the Securityholder Representative shall be entitled to receive the Common Merger Consideration without any interest or distributions thereon, on or after the Closing Date and pursuant to the terms of this Agreement.

(iv)          Each holder of Company Options shall be entitled to receive the Option Consideration without any interest or distributions thereon, on or after the Closing Date and pursuant to the terms of this Agreement.

(v)           The holder of the Company Warrant shall be entitled to receive the Warrant Consideration without any interest or distributions thereon, on or after the Closing Date and pursuant to the terms of this Agreement.

(c)           Transfers of Ownership.  If any portion of the Merger Consideration is to be disbursed to any Person other than the Person whose name is reflected on a Certificate surrendered in exchange therefor, it will be a condition of the delivery of such payment that the Certificate so surrendered be properly endorsed and otherwise in proper form for transfer and that the Person requesting such payment shall pay to the Surviving Corporation any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such Tax has been paid or is not payable.

(d)           Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of the shares of Company Stock formerly represented by that Certificate, or by a representative of that holder, claiming that Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by that holder of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Securityholder Representative will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Stock formerly represented by such Certificate, as contemplated by this Article II.

Section 2.14. Withholding for Payment of Taxes.  Parent, the Surviving Corporation, the Securityholder Representative or the Escrow Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Parent, the Surviving Corporation, the Escrow Agent or the Securityholder Representative is required to deduct and withhold under any applicable Laws.  To the extent that amounts are so withheld by Parent, the Surviving Corporation, the Escrow Agent or the Securityholder Representative and paid to the proper Governmental Body pursuant to any applicable Tax Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made by Parent, the Surviving Corporation, the Escrow Agent or the Securityholder Representative, and Parent, the Surviving Corporation, the Escrow Agent or the Securityholder Representative, as the case may be, shall (a) give written notice to each such Person of any such withholding, and (b) promptly provide any such Person with any additional documentation required for such Person’s Tax filings that may be reasonably requested by such Person.

ARTICLE III
CONTINGENT PAYMENTS

Section 3.01. Milestone Payments.

(a)           Milestones and Payments.  Subject to the terms and conditions of this Agreement, Parent shall pay the consideration specified below to the Securityholder Representative, for further distribution to the Former Securityholders pursuant to Section 9.02, upon the achievement of each of the following events (each, a “Milestone”, and each payment in respect of a Milestone, a “Milestone Payment”):

(i)            ** Milestone Payment.  Upon achievement of the ** Milestone, as additional consideration under this Agreement, Parent shall pay the Securityholder Representative, for further distribution to the Former Securityholders pursuant to Section 9.02, an amount equal to ** dollars ($**).

(ii)           ** Milestone Payment.  Upon achievement of the ** Milestone, as additional consideration under this Agreement, Parent shall pay the Securityholder Representative, for further distribution to the Former Securityholders pursuant to Section 9.02, an amount equal to ** dollars ($**).

(iii)          ** Milestone Payment.  Upon achievement of the ** Milestone, as additional consideration under this Agreement, Parent shall pay the Securityholder Representative, for further distribution to the Former Securityholders pursuant to Section 9.02, an amount equal to ** dollars ($**).

(iv)          ** Milestone Payment.  Upon achievement of the ** Milestone, as additional consideration under this Agreement, Parent shall pay the Securityholder Representative, for further distribution to the Former Securityholders pursuant to Section 9.02, an amount equal to ** dollars ($**).

(v)           First Sales Milestone Payment.  Upon achievement of the First Sales Milestone, as additional consideration under this Agreement, Parent shall pay the Securityholder Representative, for further distribution to the Former Securityholders pursuant to Section 9.02, an amount equal to ** dollars ($**).

(vi)          Second Sales Milestone Payment.  Upon achievement of the Second Sales Milestone, as additional consideration under this Agreement, Parent shall pay the Securityholder Representative, for further distribution to the Former Securityholders pursuant to Section 9.02, an amount equal to ** dollars ($**).

(vii)         Third Sales Milestone Payment.  Upon achievement of the Third Sales Milestone, as additional consideration under this Agreement, Parent shall pay the Securityholder Representative, for further distribution to the Former Securityholders pursuant to Section 9.02, an amount equal to ** dollars ($**).

(viii)        Fourth Sales Milestone Payment.  Upon achievement of the Fourth Sales Milestone, as additional consideration under this Agreement, Parent shall pay the Securityholder Representative, for further distribution to the Former Securityholders pursuant to Section 9.02, an amount equal to ** dollars ($**).

(ix)          ** Milestone Payment.  Upon achievement of the ** Milestone, as additional consideration under this Agreement, Parent shall pay the Securityholder Representative, for further distribution to the Former Securityholders pursuant to Section 9.02, an amount equal to ** dollars ($**).

**           This portion has been redacted pursuant to a confidential treatment request.

(x)           ** Milestone Payment.  Upon achievement of the ** Milestone, as additional consideration under this Agreement, Parent shall pay the Securityholder Representative, for further distribution to the Former Securityholders pursuant to Section 9.02, an amount equal to ** dollars ($**).

(b)           Milestone Notices and Milestone Payments.  Parent shall (i) within ten (10) Business Days following the achievement of each Milestone, as applicable, notify the Securityholder Representative in writing of such achievement and (ii) within five (5) Business Days following such notification of the Securityholder Representative (each, a “Milestone Payment Date”), Parent shall pay to the Securityholder Representative, by wire transfer of immediately available funds to the account designated by the Securityholder Representative, the applicable Milestone Payment.  Except as set forth in this Agreement, such payment shall be made without set-off or deduction of any kind by Parent (other than any withholding with respect to the making of such payment under the Code or under any provision of state, local or foreign Tax law).  The Securityholder Representative shall be responsible for arranging payments to be made out of such account to the Former Securityholders pursuant to Section 9.02, based on the Allocation Schedule.

(c)           Applicable Efforts.  Parent shall use Diligent Efforts to achieve each of the Milestones.

Section 3.02. Net Sales and Other Recurring Payments.

(a)           On each Net Sales Payment Date, Parent shall pay to the Securityholder Representative, by wire transfer of immediately available funds to the account designated by the Securityholder Representative, the Net Sales Payment due, if any, in respect of the Net Sales Measuring Period ended immediately preceding such Net Sales Payment Date.  Except as provided for in this Agreement, such payment shall be made without set-off or deduction of any kind by Parent (other than any withholding with respect to the making of such payment under the Code or under any provision of state, local or foreign Tax law).  The Securityholder Representative shall be responsible for arranging payments to be made out of such account to the Former Securityholders pursuant to Section 9.02, based on the Allocation Schedule.  Notwithstanding the foregoing, Parent’s obligation to pay any Net Sales Payment shall terminate in its entirety on the Contingent Payment Termination Date.

(b)           Parent shall (i) within ten (10) Business Days following the occurrence of any Third Party Payment Event, as applicable, notify the Securityholder Representative in writing of such occurrence and (ii) within five (5) Business Days following such notification of the Securityholder Representative, Parent shall pay to the Securityholder Representative, by wire transfer of immediately available funds to the account designated by the Securityholder Representative, the applicable Third Party Payment Amount.  Except as provided for in this Agreement, such payment shall be made without set-off or deduction of any kind by Parent (other than any withholding with respect to the making of such payment under the Code or under any provision of state, local or foreign Tax law).  The Securityholder Representative shall be

**           This portion has been redacted pursuant to a confidential treatment request.

responsible for arranging payments to be made out of such account to the Former Securityholders pursuant to Section 9.02, based on the Allocation Schedule.

Section 3.03. Audit Rights.

(a)           If at any time Parent fails to file within ** after the expiration of all applicable extensions to which Parent is entitled (and only for so long such failure persists), or is not required to file, periodic reports pursuant to the Securities Exchange Act of 1934 (which reports include disclosure of Net Sales of all Products which give rise to Net Sales Payments in the applicable time period covered by the periodic report), then, upon the written request of the Securityholder Representative (but no more than ** during any **), and upon reasonable notice, Parent shall provide an independent certified public accounting firm of nationally recognized standing jointly agreed upon by the Securityholder Representative and Parent (failing agreement on which each shall designate an independent public accounting firm of its own selection, which firms shall in turn appoint an independent public accounting firm for such purpose) (the “Independent Accountant”) with access during normal business hours to such of the records of Parent as may be reasonably necessary to verify the accuracy of the statements set forth in the Net Sales Statement and the figures underlying the calculations set forth therein for any period within the preceding ** that has not previously been audited in accordance with this Section 3.03.  The fees charged by such accounting firm shall be paid by the Securityholder Representative.  The Independent Accountant shall disclose to the Securityholder Representative any matters directly related to their findings and shall disclose whether it has determined that any statements set forth in the Net Sales Statements are incorrect.  The Independent Accountant shall provide Parent with a copy of all disclosures made to the Securityholder Representative.  This covenant shall survive until ** after the **.

(b)           The initiation of a review by the Securityholder Representative as contemplated by this Section 3.03 shall not relieve Parent of its obligation to pay any Milestone Payment relating to any Milestone for which notice of achievement has been given pursuant to Section 3.01(b), it being understood that Parent shall also be obligated to pay the full amount of the Shortfall, if any, determined in accordance with Section 3.03(c).

(c)           If the Independent Accountant concludes that (i) any Milestone Payment, (ii) Net Sales Payment or (iii) Third Party Payment Amount should have been paid but was not paid when due, or was not paid in full, Parent shall pay the Securityholder Representative, for further distribution to the Former Securityholders pursuant to Section 9.02, the amount of such Milestone Payment (to the extent not paid on a subsequent date), Net Sales Payment or Third Party Payment Amount, as applicable, plus interest on such Milestone Payment at the Shortfall Interest Rate from the date the Milestone Payment Date should have occurred (if Parent had given notice of achievement of such Milestone pursuant to the terms of this Agreement), or the date the Net Sales Payment or Third Party Payment Amount should have occurred, as applicable, to the date of actual payment (such amount including interest being the “Shortfall”).  Parent shall pay the Shortfall to the Securityholder Representative within thirty (30) days of the date the Securityholder Representative delivers to Parent the Independent Accountant’s written report.

**           This portion has been redacted pursuant to a confidential treatment request.

The decision of such Independent Accountant shall be final, conclusive and binding on Parent and the Securityholder Representative, shall be non-appealable and shall not be subject to further review.

(d)           Upon the expiration of ** following the end of any Net Sales Measuring Period, the calculations set forth in the Net Sales Statement shall be conclusive and binding on the Securityholder Representative.

(e)           Upon the request of Parent, the Securityholder Representative shall enter into, and shall cause its Representatives to enter into, a reasonable and mutually satisfactory confidentiality agreement with Parent obligating such party to retain all such financial information disclosed to such party in confidence pursuant to such confidentiality agreement and not use such information for any purpose other than the completion of such review or audit.

(f)            Parent shall not, and shall cause its Affiliates not to, enter into any license or distribution agreement with any third party (other than Parent or its Affiliates) with respect to any Product unless such agreement contains provisions that would allow any Independent Accountant appointed pursuant to this Section 3.03 such access to the records of the other party to such license or distribution agreement as may be reasonably necessary to perform its duties pursuant to this Section 3.03.  The parties hereto agree that, if Parent or its Affiliates have exercised audit rights under any license or distribution agreement prior to the Securityholder Representative’s request for an audit under this Section 3.03 and under such license or distribution agreement Parent and its Affiliates cannot request another audit, the results of Parent’s prior audit of such licensee or distributor shall be used for purposes of the audit requested by the Securityholder Representative under this Section 3.03 and that Parent shall not have any further obligation to provide access to an Independent Accountant with respect to such licensee until such time as Parent may again exercise its rights of audit under the license agreement with such licensee.

Section 3.04. Reports and Information Rights.

(a)           Until ** after the Contingent Payment Termination Date, upon the request of the Securityholder Representative, which request may not be made more than once per calendar year, Parent shall deliver to the Securityholder Representative a report for the preceding calendar year describing the Diligent Efforts undertaken by Parent and its Affiliates (including a summary of the clinical development, marketing, promotion and selling activities of Parent and its Affiliates with respect to the Products for such calendar year).

(b)           Within ** after each calendar year, beginning with the first calendar year during which the first commercial sale of a Product is made, Parent shall deliver to the Securityholder Representative a Net Sales Statement with respect to the last completed calendar year.

Section 3.05. No Transfer of Rights.  None of the Company Stockholders may sell, exchange, transfer or otherwise dispose of his, her or its rights to receive the contingent

**           This portion has been redacted pursuant to a confidential treatment request.

payments, if any, pursuant to this Article III, other than (i) in the case of a Person who is a natural person (A) on death, by will or intestacy or by operation of applicable Law or (B) by instrument to an inter-vivos or testamentary trust in which any contingent payments are passed to such Person’s beneficiaries upon the death of the trustee, (ii) in the case of a Person that is not a natural person, to the holders of equity securities, partnership or membership interests of such Person in connection with a distribution by such Person to such holders or (iii) pursuant to an order of a court of competent jurisdiction, including in connection with a divorce, bankruptcy or liquidation.

Section 3.06. Tax Treatment.  The parties hereto acknowledge that the Merger shall constitute a taxable transaction for U.S. federal and state income tax purposes.  The parties to this transaction acknowledge that they and the Former Securityholders are relying solely upon their own tax advisors with regard to the tax consequences of the Merger.  For U.S. federal income Tax purposes, the parties hereto agree that the Milestone Payments paid under this Article III may be subject to the imputed interest rules under Section 483 of the Code and the Treasury Regulations promulgated thereunder.

Section 3.07. Addition Escrow Amount.  If the first Milestone is achieved prior to the Escrow Termination Date, upon achievement of the first Milestone and Parent’s payment of the Milestone Payment, and subject to and in accordance with the provisions of Article VIII and the Escrow Agreement, Parent shall deduct the Additional Escrow Amount from such Milestone Payment and pay to the Escrow Agent the Additional Escrow Amount, which shall be held and distributed pursuant to the terms of Article VIII and the Escrow Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to such exceptions as are disclosed in writing in the disclosure letter supplied by the Company to Parent prior to the execution hereof and dated as of the date hereof (such disclosure letter, the “Company Disclosure Letter”), it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face, the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.01. Organization, Standing and Corporate Power.

(a)           The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida (and as of the Closing, the State of Delaware) and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted and (ii) to own and use its assets in the manner in which its assets are currently owned and used.  The Company Subsidiary is a proprietary limited company duly organized, validly existing and in good standing under the laws of Australia and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted and (ii) to own and use its assets in the manner in which its assets are currently owned and used.

(b)           Each of the Company and the Company Subsidiary is qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)           The Company has made available to Parent accurate and complete copies of the articles of incorporation, bylaws and other charter and organizational documents of the Company and the Company Subsidiary, including all amendments thereto, as in effect on the date hereof, and each as so delivered is in full force and effect.

Section 4.02. Subsidiary.  Except for its interests in Biscayne Neurotherapeutics Australia Pty Ltd. (the “Company Subsidiary”), the Company does not own, directly or indirectly, any capital stock of, or other equity interests in, any other Person.  Neither the Company nor the Company Subsidiary directly or indirectly owns any equity, membership, partnership or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity, membership, partnership or similar interest in, any Person, whether incorporated or unincorporated.  All of the outstanding shares of capital stock and other equity securities or interests of the Company Subsidiary are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and all such shares are owned, of record and beneficially, by the Company free and clear of Liens.

Section 4.03. Authority; Binding Nature of Agreement.  The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver and to perform its obligations under this Agreement and to consummate the Transactions.  Except for the filing of the Certificate of Merger and obtaining the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the Transactions.  Prior to the date of this Agreement, at a meeting duly called and held, the Board of Directors unanimously (a) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interest of, the Company and its stockholders, (b) declared it advisable to enter into this Agreement and recommended entering into this Agreement to the Company Stockholders, (c) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Merger, and (d) resolved that the Merger may be effected pursuant to the Act.  This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

Section 4.04. Non-Contravention; Consents.

(a)           Assuming the filing of the Certificate of Merger, obtaining the Company Stockholder Approval, compliance with the applicable provisions of the Act, the execution and delivery of this Agreement by the Company and the consummation of the Transactions will not: (i) cause a violation of, contravene or conflict with any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of the Company, (ii) cause a violation by the Company of any Law, rule or regulation applicable to the Company, or to which the Company is subject, (iii) require any consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company is entitled under any provision of any Contract or (iv) result in a Lien (other than a Permitted Lien) of any of the property or assets of the Company, except in the case of clauses (ii), (iii) and (iv), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)           Except for the filing of the Certificate of Merger or as may be required by the Act, the Company is not required to give notice to, make any filing with, or obtain any consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by the Company, or the consummation by the Company of the Merger or the other Transactions.

Section 4.05. Capital Structure.

(a)           As of the date hereof, the authorized capital stock of the Company consists of 23,300,000 shares, divided into three classes as follows: (i) 15,000,000 shares, with a par value of $0.01 per share, designated as Common Stock (“Common Stock”), of which 1,213,364 shares are issued and outstanding, (ii) 2,344,500 shares, with a par value of $0.01 per share, designated as Series A Preferred Stock (“Series A Preferred Stock”), of which 2,344,500 shares are issued and outstanding, and 5,800,000 shares, with a par value of $0.01 per share, designated as Series B Preferred Stock (“Series B Preferred Stock”), of which 5,769,492 shares are issued and outstanding.  As of the date hereof, no shares of Company Stock were held by the Company in its treasury.  All of the outstanding shares of Company Stock have been, and all shares of Company Stock reserved for issuance in connection with Company Options and the Company Warrant will be, when issued in accordance with their respective terms, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights.

(i)            Section 4.05(a)(i) of the Company Disclosure Letter sets forth a complete and accurate list, on a holder-by-holder basis, of each holder of outstanding shares of Common Stock and the number of shares held by such holder.

(ii)           Section 4.05(a)(ii) of the Company Disclosure Letter sets forth a complete and accurate list, on a holder-by-holder basis, of each holder of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock and the number of shares held by such holder.

(b)           There are no outstanding bonds, debentures, notes or other indebtedness of the Company having a right to vote on any matters on which the stockholders of the Company have a right to vote.  Other than as set forth in the Stockholder Agreements, (i) none of the outstanding shares of capital stock of the Company are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right, (ii) none of the outstanding shares of capital stock of the Company are subject to any right of first refusal in favor of the Company, and (iii) there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of capital stock of the Company.  The Company is not under any obligation, or bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other securities of the Company.

(c)           As of the date hereof: (i) 1,715,264 shares of Common Stock were subject to issuance pursuant to Company Options granted and outstanding under the Company Equity Plan (at an aggregate of a weighted-average exercise price of $0.5465 per share), (ii) 55,094 shares of Common Stock were subject to issuance pursuant to Company Options granted and outstanding outside of the Company Equity Plan (at an aggregate of a weighted-average exercise price of $0.5465 per share), (iii) 146,388 shares of Common Stock were subject to issuance pursuant to the Company Warrant (at an aggregate of a weighted-average exercise price of $0.5465 per share), and (iv) no shares of Common Stock are reserved for future issuance under Company Equity Plan.  Other than as set forth in this Section 4.05(c), there are no issued, reserved for issuance, outstanding or authorized stock option, restricted shares, stock appreciation, performance shares or units, contingent value rights, phantom stock, profit participation, warrant or similar rights or equity-based awards with respect to the Company.

(i)            Section 4.05(c)(i) of the Company Disclosure Letter sets forth a complete and accurate list of the following, on a holder-by-holder basis, for each outstanding Company Option as of the close of business on the date of this Agreement: (A) the name of the holder of the Company Option, (B) the number of shares of Common Stock subject to the Company Option, (C) the Company Equity Plan under which the award was granted, (D) the date of grant of the Company Option, (E) the exercise price of the Company Option, (F) whether the Company Option is intended to be an incentive stock option and (G) the expiration date of the Company Option.

(ii)           Section 4.05(c)(ii) of the Company Disclosure Letter sets forth a complete and accurate list of the following, on a holder-by-holder basis, for the outstanding Company Warrant as of the close of business on the on the date of this Agreement: (A) the name of the holder of the Company Warrant, (B) the number of shares of Common Stock subject to the Company Warrant, (C) the date of issuance of the Company Warrant, (D) the exercise price of the Company Warrant and (E) the expiration date of the Company Warrant.  The Company has provided to Parent a true, complete and accurate copy of the Company Warrant.

(d)           Except as set forth in this Section 4.05, there are no: (i) outstanding shares of capital stock of or other securities of the Company, (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of the Company, in each case other than derivative securities not issued by the Company, (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of capital stock or other securities of the Company, (iv) stockholder rights plans (or similar plans commonly referred to as a “poison pill”) or Contracts under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (v) voting trusts or other Contract to which the Company is a party with respect to the voting of capital stock of the Company.

Section 4.06. Financial Statements.

(a)           Included in Section 4.06 of the Company Disclosure Letter are true and complete copies of the following financial statements (collectively, the “Financial Statements”):  (i) the unaudited consolidated (A) statements of earnings, cash flows and stockholders’ equity of the Company and the Company Subsidiary for the fiscal years ended December 31, 2017 and December 31, 2016, and (B) balance sheets of the Company and the Company Subsidiary as of December 31, 2017 and December 31, 2016, and (ii) the unaudited consolidated (A) statements of earnings, cash flows and stockholders’ equity of the Company and the Company Subsidiary for the six month period ended June 30, 2018, and (B) balance sheet of the Company and the Company Subsidiary as of June 30, 2018.

(b)           The Financial Statements (i) have been prepared from and are consistent with the books and records of the Company and the Company Subsidiary and (ii) present fairly and accurately in all material respects the consolidated financial position of the Company and the Company Subsidiary as of the dates referred to for such financial statements, and the consolidated results of their operations and cash flows for the period referred to therein.

Section 4.07. Liabilities.  The Company does not have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for any such liabilities or obligations (a) accrued, disclosed, reflected or reserved against on the most recent balance sheet included in the Financial Statements (including any related notes) delivered to Parent, (b) incurred in the ordinary course of business since the date of latest balance sheet included in the Financial Statements, or (c) incurred in connection with this Agreement or the Transactions.

Section 4.08. Absence of Certain Changes or Events.  Since December 31, 2017, there have not been any changes, effects, events, occurrences or developments that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or the Company Subsidiary.  Except for discussions, negotiations and activities related to this Agreement or other potential strategic transactions, the Company and the Company Subsidiary (i) have conducted their respective businesses in the ordinary course of business and (ii) have not, without the prior written consent of Parent, engaged in any of the activities enumerated in Section 6.01(a).

Section 4.09. Litigation.  There is no (i) Legal Proceeding pending or, to the Knowledge of the Company, threatened against, or to the Knowledge of the Company, any pending or threatened material governmental or regulatory investigation of, the Company or the Company Subsidiary or (ii) Order to which the Company or the Company Subsidiary is subject.

Section 4.10. Contracts.

(a)           Section 4.10(a) of the Company Disclosure Letter identifies each Contract to which the Company or the Company Subsidiary is a party, or by which it is bound, that constitutes a Material Contract as of the date of this Agreement.  For purposes of this Agreement, each of the following to which the Company or the Company Subsidiary is a party or by which it is bound or its assets or properties are bound as of the date of this Agreement constitutes a “Material Contract”:

(i)            any Contract constituting a Company Employee Agreement;

(ii)           any Contract that is a settlement, conciliation or similar agreement with or approved by any Governmental Body (A) pursuant to which the Company or the Company Subsidiary will be required after the date of this Agreement to pay any monetary obligations or (B) that contains material obligations or limitations on the Company’s or the Company Subsidiary’s conduct;

(iii)          any Contract (A) that limits the freedom or right of the Company or any Affiliate to engage in any line of business, to make use of any material Company Intellectual Property or to compete with any other Person in any location or line of business, (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by the Company or any Affiliate, or (C) containing exclusivity obligations or restrictions or otherwise purporting to limit the freedom or right of the Company or any Affiliate to sell, distribute or manufacture any products or services or any technology or other assets to or for any other Person or any arrangement that grants any right of first refusal, first offer, first negotiation or similar preferential right;

(iv)          any Contract that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to the Company or any Affiliate in an amount having an expected value in excess of one hundred thousand dollars ($100,000) in the fiscal year ending December 31, 2018 or in any fiscal year thereafter or in excess of fifty thousand dollars ($50,000) in the aggregate and which cannot be cancelled by the Company without penalty or further payment without more than sixty (60) days’ notice;

(v)           any Contract relating to Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of the Company or any Affiliate;

(vi)          any Contract with any Person constituting (A) a joint venture or partnership or (B) a collaboration, strategic alliance, research or development project or similar arrangement which requires sharing of future revenues or profits;

(vii)         any Contract that by its express terms requires the Company or the Company Subsidiary, or any successor to, or acquirer of, the Company or the Company Subsidiary, to make any payment to another Person as a result of a change of control of the Company or gives another Person a right to receive or elect to receive a such a payment;

(viii)        any Contract that prohibits the declaration or payment of dividends or distributions in respect of the capital stock of the Company, the pledging of the capital stock or other equity interests of the Company or the issuance of any guaranty by the Company;

(ix)          any Company In-Licenses or Company Out-Licenses; and

(x)           any Contract pursuant to which the Company or the Company Subsidiary has continuing obligations involving (A) “milestone” or other similar contingent payments, including upon the achievement of regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company or the Company Subsidiary, in each case that cannot be terminated by the Company without penalty without more than sixty (60) days’ notice without material payment or penalty.

(b)           The Company has made available to Parent or its Representatives an accurate and complete copy of each Material Contract.  Neither the Company, the Company Subsidiary nor, to the Knowledge of the Company, the other party is in breach of, or default under, any Material Contract and neither the Company, the Company Subsidiary nor, to the Knowledge of the Company, the other party to a Material Contract has taken or failed to take any action that with or without notice, lapse of time or both would constitute a breach of or default under any Material Contract.  Each Material Contract is, with respect to the Company, the Company Subsidiary and, to the Knowledge of the Company, the other party, a valid and binding agreement in full force and effect, enforceable in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.  Neither the Company nor the Company Subsidiary has received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured.

Section 4.11. Compliance with Law; Government Authorizations.

(a)           The Company and the Company Subsidiary are in compliance in all material respects with all applicable Laws and neither the Company nor the Company Subsidiary has been given written notice or, to the Knowledge of the Company, other communication from any Governmental Body of, or been charged with, any material violation of, any applicable Law.

(b)           The Company and the Company Subsidiary hold Governmental Authorizations necessary to enable the Company and the Company Subsidiary to conduct their respective businesses in the manner in which such businesses are currently being conducted.  The Governmental Authorizations held by the Company and the Company Subsidiary are valid and in full force and effect and are not subject to any Legal Proceeding that could result in modification, termination or revocation thereof.  The Company and the Company Subsidiary are in compliance in all material respects with the terms and requirements of such Governmental Authorizations.

Section 4.12. Regulatory Matters.  Except as is set forth in Section 4.12 of the Company Disclosure Letter:

(a)           Except as would not reasonably be expected to have a Material Adverse Effect, the Company and the Company Subsidiary are in compliance in all respects with all healthcare laws applicable to the operation of their respective businesses as currently conducted.  Neither the Company nor the Company Subsidiary has received any written notice from the FDA or any other Governmental Body alleging noncompliance with any such provision of Law.  Neither the Company nor the Company Subsidiary is subject to any Legal Proceedings relating to or arising under the FDCA or similar Laws, and no such Legal Proceeding has been threatened.

(b)           The Company and the Company Subsidiary have filed with the FDA or any other Governmental Body all required filings, declarations, listings, notices, registrations, reports and submissions, except where the failure to make any filings, declarations, listings, notices, registrations, reports or submissions does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  All such filings, declarations, listings, notices, registrations, reports and submissions were in material compliance with applicable Laws when filed, remain in full force and effect, and no material deficiencies have been asserted by any applicable Governmental Body with respect to any such filings, declarations, listings, notices, registrations, reports and submissions.

(c)           To the Knowledge of the Company, except as set forth in documents made available to Parent or its Representatives prior to the date of this Agreement, all nonclinical and clinical investigations sponsored by the Company and the Company Subsidiary are being conducted in material compliance with applicable Laws, including Good Laboratory Practices, Good Clinical Practices, and federal and state laws, rules, regulations and guidance restricting the use and disclosure of individually identifiable health information.  Neither the Company nor the Company Subsidiary has received any written notice from the FDA or any other Governmental Body with respect to any ongoing clinical trial or non-clinical trial or test requiring or recommending the termination, suspension or material modification of such studies or tests, or otherwise alleging noncompliance with any applicable Laws with respect thereto.  Neither the Company nor the Company Subsidiary is the subject of any pending or, to the Knowledge of the Company, threatened, investigation by the FDA or any other Governmental Body.

(d)           Neither the Company, the Company Subsidiary nor, to the Knowledge of the Company, any of their respective officers, employees, agents or clinical investigators has been suspended or debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (A) debarment under 21 U.S.C. Section 335a or any similar Law or (B) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law.

(e)           Notwithstanding any other provision of this Agreement, the representations and warranties contained in this Section 4.12 constitute the sole and exclusive representations and warranties of the Company and the Company Subsidiary relating to FDA matters and FDCA or similar Laws.

Section 4.13. Title to Assets.  The Company and the Company Subsidiary have good and valid title to all material assets owned by them, and such assets are, in all material respects, sufficient to carry on the Company’s and the Company Subsidiary’s business as currently conducted.  All of said material assets are owned by the Company or the Company Subsidiary free and clear of any Liens (other than Permitted Liens).

Section 4.14. Real Property.

(a)           Neither the Company nor the Company Subsidiary owns, and neither has ever owned, any real property.

(b)           Section 4.14(b) of the Company Disclosure Letter contains a complete and accurate list, by property, city and state, of all real property currently leased (as lessee), licensed (as licensee) or subleased (as sublessee) by the Company or the Company Subsidiary (the “Company Leased Real Property”).  Prior to the date of this Agreement, the Company has made available to Parent true, correct and complete copies of all lease agreements governing the Company Leased Real Property, and each such lease agreement is valid, binding and in full force and effect.  Neither the Company nor the Company Subsidiary has received any written notice regarding any violation or breach or default under any lease related to the Company Leased Real Property that has not since been cured.

Section 4.15. Intellectual Property.

(a)           Section 4.15(a) of the Company Disclosure Letter contains a complete and accurate list as of the date of this Agreement of all (i) Patents owned by the Company or the Company Subsidiary or exclusively licensed to the Company or the Company Subsidiary (“Company Patents”), registered and material unregistered Trademarks owned by the Company or the Company Subsidiary (“Company Trademarks”) and Copyrights owned by the Company or the Company Subsidiary (“Company Copyrights”), (ii) licenses, sublicenses or other agreements under which the Company or the Company Subsidiary is granted rights by others in the Company Intellectual Property (“Company In-Licenses”) (other than commercial off the shelf software or materials transfer agreements) and (iii) licenses, sublicenses or other agreements under which the Company or the Company Subsidiary has granted rights to others in the Company Intellectual Property (“Company Out-Licenses”).

(b)           With respect to the Company Intellectual Property (i) owned or purported to be owned by the Company or the Company Subsidiary, the Company or the Company Subsidiary exclusively owns such Company Intellectual Property, and (ii) licensed to the Company or the Company Subsidiary by a third party (other than commercial off the shelf software or materials transfer agreements), such Company Intellectual Property is the subject of a written license or other agreement; in the case of the foregoing clauses (i) and (ii) above, free and clear of all Liens, other than Liens resulting from the express terms of a Company In-License or Company Out-License or Permitted Liens granted by the Company or the Company Subsidiary.

(c)           To the Knowledge of the Company, all Company Patents, Company Trademarks and Company Copyrights are valid and enforceable.

(d)           Each Company Patent that has been issued by, or registered with, or is the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office or any similar office or agency anywhere in the world was issued, registered or filed, as applicable, with the correct inventorship and there has been no known misjoinder or nonjoinder of inventors.

(e)           No Company Patent is involved in any interference, reissue, re-examination or opposition proceeding.

(f)            There are no pending or, to the Knowledge of the Company, threatened claims against the Company or the Company Subsidiary or any of their employees alleging that any of the operation of the Company’s business or any activity by the Company or the Company Subsidiary, or the manufacture, sale, offer for sale, importation and/or use of any Company product infringes or violates (or in the past infringed or violated) any Third Party Intellectual Property or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Intellectual Property of any Person or that any Company Intellectual Property is invalid or unenforceable.

(g)           To the Knowledge of the Company, neither the operation of the Company’s business, nor any activity by the Company or the Company Subsidiary, nor manufacture, use, importation, offer for sale and/or sale of any Company product infringes or violates (or in the past infringed or violated) any Third Party Intellectual Property or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Third Party Intellectual Property.

(h)           The Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all material Trade Secrets held by the Company, or purported to be held by the Company, as a material trade secret.

Section 4.16. Taxes and Tax Returns.

(a)           Since January 1, 2016, each Tax Return required to be filed by, or on behalf of, the Company or the Company Subsidiary, and each Tax Return in which the Company or the Company Subsidiary was required to be included, has been timely filed (taking into account any valid extensions).  Each such Tax Return is true, correct and complete in all material respects.

(b)           Since January 1, 2016, each of the Company and the Company Subsidiary (i) has timely paid (or has had paid on its behalf) all Taxes due and owing, whether or not shown as due on any Tax Return, and (ii) has withheld and remitted to the appropriate Governmental Body, or properly set aside, all Taxes required to be withheld and paid in connection with any amounts paid or owing to or collected from any employee, independent contractor, supplier, creditor, stockholder, partner, member or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(c)           There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company or the Company Subsidiary.

(d)           None of the Company or the Company Subsidiary has in effect a waiver of any statute of limitations with respect to any Taxes or agreed to any extension of the period for assessment or collection of any Taxes, which is in effect.

(e)           There is no Legal Proceeding now pending or presently in progress or threatened in writing with respect to a Tax Return of the Company or the Company Subsidiary.

(f)            None of the Company or the Company Subsidiary is party to or has any obligation under any Tax sharing agreement (whether written or not) or any Tax indemnity or other Tax allocation agreement or arrangement (other than in each case any such agreement entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes).

(g)           None of the Company or the Company Subsidiary (A) is or has ever been a member of a group of corporations that files or has filed (or has been required to file) consolidated, combined, or unitary Tax Returns, other than a group the common parent of which was the Company, or (B) has any liability for the Taxes of any Person (other than the Company or the Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor by Contract.

(h)           None of the Company or the Company Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(i)            None of the Company or the Company Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any predecessor provision).

(j)            None of the Company or the Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i)            change in method of accounting or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date;

(ii)           “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed by the Company prior to the Closing;

(iii)          installment sale or open transaction disposition made prior to the Closing;

(iv)          prepaid amount received prior to the Closing Date; or

(v)           election made by the Company under Section 108(i) of the Code.

(k)           No written claim has been made by any Governmental Body in a jurisdiction where it does not file Tax Returns that the Company or the Company Subsidiary is or may be subject to Tax or required to file a Tax Return.

(l)            Notwithstanding any provision in this Agreement to the contrary, the Company does not make any representation or warranty as to the existence, amount or any other aspect of any net operating or capital loss, carryovers, carryforwards of business or other tax credits, tax basis, earnings and profits, or any other tax attribute (whether of the Company or the Company Subsidiary) and the representations contained in Section 4.16 shall constitute the sole and exclusive representations and warranties by the Company with respect to Taxes or Tax Returns.

Section 4.17. Employee Matters; Benefit Plans.

(a)           Section 4.17(a) of the Company Disclosure Letter sets forth all of the employees and individual independent contractors of the Company, including for each such individual, as applicable: name, job title, Fair Labor Standards Act designation, work location (identified by street address), current salary or wage rate, all wage arrangements, fringe benefits (other than employee benefits applicable to all employees under a Company Benefit Plan), accrued vacation or other time off and visa and green card application status.  To the Knowledge of the Company, no current employee of the Company or the Company Subsidiary has given notice of termination of employment or otherwise disclosed to the Company or the Company Subsidiary plans in writing to terminate employment with the Company or the Company Subsidiary within the next twelve (12) months.

(b)           Neither the Company nor the Company Subsidiary is a party or otherwise subject to, or has a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any employees of the Company or the Company Subsidiary.

(c)           Section 4.17(c) of the Company Disclosure Letter sets forth an accurate and complete list of the Company Benefit Plans.

(d)           Neither the Company, the Company Subsidiary nor any other Person that would be or, at any relevant time, would have been considered a single employer with the Company pursuant to Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA (each, an “ERISA Affiliate”) has ever maintained, contributed to, or been required to contribute to (i) a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan,” each as defined in Section 4001 of ERISA, (ii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, or (iii) a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code or other funding arrangement for the provision of welfare benefits (such disclosure to include the amount of any such funding).  Each Company Benefit Plan that provides health, life or other welfare or welfare-type benefits is fully insured by a third party insurance company.  Except where a failure to do so would not be reasonably likely to have a Material Adverse Effect, each Company Benefit Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws.

(e)           Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Law), neither the Company, the Company Subsidiary nor any Company Benefit Plan has any present or future obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any present or former employee, officer or director of the Company or the Company Subsidiary pursuant to any post-termination or retiree medical benefit plan or other post-termination or retiree welfare plan.

(f)            Except as provided in Section 4.17(f) of the Company Disclosure Letter, the consummation of the Transactions (including in combination with other events or circumstances) will not (i) entitle any current or former employee, director, officer, independent contractor or other service provider of the Company or the Company Subsidiary to severance pay, unemployment compensation or any other material payment, (ii) accelerate the time of payment or vesting, or increase the amount of, compensation or benefits due to any such employee, director, officer, independent contractor, (iii) directly or indirectly cause the Company or the Company Subsidiary to transfer or set aside any material assets to fund any benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability under any Company Benefit Plan (v) limit or restrict the right to amend, terminate or transfer any material assets of any Company Benefit Plan on or following the Effective Time, or (vi) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in 280G(b)(1) of the Code.

(g)           The Company has made available to Parent or its Representatives copies of the Company Equity Plan covering the Company Options outstanding as of the date of this Agreement and the forms of all stock option agreements evidencing such Company Options.  The treatment of the Company Options as described in Section 2.07(a) does not violate the terms of the Company Equity Plan or any agreement governing the terms of such Company Options.

(h)           Notwithstanding any other provision of this Agreement, the representations and warranties contained in Section 4.17 constitute the sole and exclusive representations and warranties of the Company and the Company Subsidiary relating to ERISA and other Laws relating to employee benefits matters.

Section 4.18. Environmental Matters.

(a)           The Company and the Company Subsidiary are in compliance in all material respects with all applicable any Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under any Environmental Law for the operation of their business.

(b)           There is no Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the Knowledge of the Company, threatened against the Company, the Company Subsidiary or the Company Leased Real Property.

(c)           The Company has not received any written notice, report or other information of or entered into any legally-binding agreement or Order involving uncompleted, outstanding or unresolved material violations, liabilities or requirements on the part of the Company or the Company Subsidiary relating to or arising under any Environmental Law.

(d)           There are and have been no Hazardous Materials present or Released on, at, under or from any property or facility, including the Company Leased Real Property, in a manner and concentration that would reasonably be expected to result in any material claim against or liability of the Company or the Company Subsidiary under any Environmental Law.

(e)           Neither the Company nor the Company Subsidiary has assumed, undertaken or otherwise become subject to any material liability of another Person relating to any Environmental Law.

(f)            Neither the execution of this Agreement by the Company nor the consummation by the Company of the Transactions will require any investigation, remediation or other action with respect to any Hazardous Material, or any notice to or consent of any Governmental Body, pursuant to any applicable Environmental Law.

Section 4.19. Insurance.  The Company and the Company Subsidiary maintain, or are entitled to the benefits of, insurance in such amounts and against such risks as the Company believes to be customary for companies of a comparable size in the industries in which the Company and the Company Subsidiary operate.  Section 4.19 of the Company Disclosure Letter sets forth all of the insurance policies of the Company and the Company Subsidiary.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all insurance policies carried by or covering the Company and the Company Subsidiary with respect to their business, assets and properties are in full force and effect, and, to the Knowledge of the Company, no notice of cancellation has been given with respect to any such policy.

Section 4.20. FCPA and Anti-Corruption.

(a)           None of the Company, the Company Subsidiary or, to the Knowledge of the Company, any Representative of the Company, the Company Subsidiary or any other Person associated with or acting on behalf of the Company or the Company Subsidiary has directly or indirectly: (i) made any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity and related in any way to the Company’s or the Company Subsidiary’s business, (ii) made any unlawful payment to any foreign or domestic government official or employee, foreign or domestic political party or campaign, official of any public international organization or official of any state-owned enterprise, (iii) violated any provision of the Foreign Corrupt Practices Act of 1977 or the Anti-Kickback Act of 1986, each as amended, and any other applicable Laws that relates to bribery or corruption (collectively, “Anti-Bribery Laws”), (iv) established or maintained any unlawful fund of corporate monies or other properties or (v) made or proposed to make any bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature, including to healthcare providers or those employed by any governmental institutions.  Since January 1, 2016, neither the Company nor the Company Subsidiary has received any written communication from any Person that alleges any of the foregoing.

(b)           None of the Company, the Company Subsidiary any Representative of the Company or the Company Subsidiary or, to the Knowledge of the Company, any other Person associated with or acting on behalf of the Company or the Company Subsidiary has been subject to any Legal Proceedings, or made any voluntary disclosures to any Governmental Body, involving the Company or the Company Subsidiary in any way relating to applicable Anti-Bribery Laws.

Section 4.21. Brokers and Other Advisors.  No broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company, any of its Affiliates or any of their respective representatives for which the Company, Parent, Merger Sub or their Affiliates may have any liability or obligations.

Section 4.22. Representations and Warranties.  No representation or warranty by the Company set forth in this Agreement, and no statement contained in any exhibit or schedule hereto or any certificate or writing delivered in connection with this Agreement and the transactions herein contemplated in connection with this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading.

Section 4.23. Acknowledgement of the Company.

(a)           The Company is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in this Agreement.  Such representations and warranties by Parent and/or Merger Sub constitute the sole and exclusive representations and warranties of Parent and Merger Sub in connection with the Transactions and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Parent and Merger Sub.

(b)           In connection with the due diligence investigation of Parent and Merger Sub by the Company and its Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, the Company and its Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Parent, Merger Sub and their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding Parent, Merger Sub and their respective businesses and operations.  The Company hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that the Company will have no claim against Parent, Merger Sub or any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other Person with respect thereto unless any such information is expressly included in a representation or warranty contained in this Agreement.  Accordingly, the Company hereby acknowledges and agrees that none of Parent, Merger Sub, any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors or any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly included in a representation or warranty contained in this Agreement.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub each represent and warrant to the Company as follows:

Section 5.01. Due Organization.  Each of Parent and Merger Sub is a corporation or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted and (b) to own and use its assets in the manner in which its assets are currently owned and used, except where the failure does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.02. Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged, and prior to the Effective Time will not engage, in any business activities or conducted any operations other than in connection with the Transactions and those incident to Merger Sub’s formation.  Either Parent or a wholly-owned Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub, free and clear of all Liens and transfer restrictions, except for Liens or transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws.

Section 5.03. Authority; Binding Nature of Agreement.  Parent and Merger Sub have all requisite corporate power and authority, and have taken all corporate action necessary, to execute and deliver and perform their obligations under this Agreement, and to consummate the Transactions.  Prior to the date of this Agreement, the board of directors of each of Parent and Merger Sub have approved the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Transactions, including the Merger.  Assuming due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub and this Agreement is enforceable against Parent and Merger Sub (as the case may be) in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

Section 5.04. Non-Contravention; Consents.

(a)           Assuming the filing of the Certificate of Merger, compliance with the applicable provisions of the Act, the execution and delivery of this Agreement by Parent and Merger Sub (as the case may be) and the consummation of the Transactions, will not: (i) cause a violation of, contravene or conflict with any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of Parent or Merger Sub, (ii) cause a violation by Parent or Merger Sub of any Law applicable to Parent or Merger Sub, or to which Parent or Merger Sub are subject or (iii) require any consent or notice under, conflict with, result in breach of, constitute a default under, or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Parent or Merger Sub is entitled under any provision of any Contract, except, in the case of clauses (ii) and (iii), as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           Except for the filing of the Certificate of Merger, neither Parent nor Merger Sub, nor any of Parent’s other Affiliates, is required to give notice to, make any filing with or obtain any consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Merger Sub, as applicable, or the consummation by Parent or Merger Sub of the Merger or the other Transactions, except those that the failure to make or obtain as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  No vote of Parent’s or Merger Sub’s stockholders is necessary to approve this Agreement or any of the Transactions (except in the case of Merger Sub as has previously been obtained).

Section 5.05. Absence of Litigation.  There is no Legal Proceeding pending and served against Parent or Merger Sub, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.  As of the date of this Agreement, neither Parent nor Merger Sub is subject to any continuing Order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any Order, determination or award of any Governmental Body, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 5.06. Funds.  Parent has and, at the Effective Time, will have (and will make available to Merger Sub in a timely manner) available funds in an amount sufficient to consummate the Transactions by payment in cash of the Merger Consideration payable following the Effective Time and the aggregate amounts payable to holders of Company Options and the Company Warrant following the Effective Time.

Section 5.07. Brokers and Other Advisors.  No broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective Subsidiaries, except for Persons, if any, whose fees and expenses shall be paid by Parent or Merger Sub.

Section 5.08. Acknowledgement by Parent and Merger Sub.

(a)           Neither Parent nor Merger Sub is relying and neither Parent nor Merger Sub has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in this Agreement, including the Company Disclosure Letter and the Letters of Transmittal.  Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions and each of Parent and Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.

(b)           In connection with the due diligence investigation of the Company by Parent and Merger Sub and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Parent and Merger Sub and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations.  Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Merger Sub will have no claim against the Company or any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other Person with respect thereto unless any such information is expressly included in a representation or warranty contained in this Agreement.  Accordingly, Parent and Merger Sub hereby acknowledge and agree that neither the Company nor any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly included in a representation or warranty contained in this Agreement.

ARTICLE VI
ADDITIONAL AGREEMENTS

Section 6.01. Conduct of Business by the Company Pending the Merger.

(a)           The Company agrees that during the period from the date of this Agreement until the earlier of the termination of the Agreement pursuant to its terms or the Effective Time, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the businesses of the Company and the Company Subsidiary shall be conducted only in, and the Company and the Company Subsidiary shall not take any action except in, the ordinary course of business; and the Company shall use its commercially reasonable efforts to (i) preserve substantially intact, the business organization of the Company and the Company Subsidiary, taken as a whole, (ii) keep available the services of the current officers, employees and consultants of the Company and the Company Subsidiary and (iii) preserve the current relationships of the Company and the Company Subsidiary with customers, suppliers and other persons with which the Company or the Company Subsidiary has significant business relations.  By way of amplification and not limitation, except as expressly contemplated by this Agreement and Section 6.01 of the Company Disclosure Letter, neither the Company nor the Company Subsidiary shall, between the date of this Agreement and the Effective Time, do, or propose to do, any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)            amend or otherwise change the articles of incorporation or bylaws or equivalent organizational documents of the Company or the Company Subsidiary, except to the extent required to change the Company’s jurisdiction of incorporation as contemplated by Section 2.01(a);

(ii)           issue or sell or authorize the issuance or sale of any shares of any class of capital stock of the Company or the Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of the Company or the Company Subsidiary, other than the issuance of shares pursuant to the exercise of Company Options and the Company Warrant;

(iii)          declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than dividends or distributions by the Company Subsidiary to the Company;

(iv)          repurchase or redeem any Company Stock except for repurchases from employees following their termination pursuant to the terms of pre-existing agreements;

(v)           split, combine or reclassify any class or series of Company Stock;

(vi)          sell, lease, transfer or assign any assets or properties, tangible or intangible;

(vii)         incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances;

(viii)        enter into any contract or agreement that contemplates the payment or receipt by the Company or the Company Subsidiary of an amount in excess of twenty five thousand ($25,000) in any twelve (12) month period, other than in the ordinary course of business;

(ix)          authorize, or make any commitment with respect to any capital expenditures which are in excess of ** dollars ($**), other than capital expenditures for which all unpaid costs and expenses are either Permitted Indebtedness or Closing Indebtedness;

(x)           (i) increase the compensation payable or to become payable or the benefits provided to directors, officers or employees, (ii) hire or attempt to hire any new employees or (iii) except in accordance with agreements existing as of the date hereof, grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or of the Company Subsidiary;

(xi)          except as required by applicable Law or changes in GAAP, materially change any of its accounting policies;

(xii)         (A) make or change any Tax election or adopt or change a accounting method in respect of Taxes, (B) settle or comprise a claim or assessment in respect of Taxes, (C) amend any Tax Return, or (D) take any other action outside the ordinary course of business if taking such action would affect the Taxes of the Company after the Closing Date;

**           This portion has been redacted pursuant to a confidential treatment request.

(xiii)        amend or modify in any material respect or consent to the termination of any Contract, or amend or modify in any material respect or waive or consent to the termination of any material rights of the Company or the Company Subsidiary thereunder; or

(xiv)        announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

(b)           Notwithstanding any provision of this Section 6.01, the Company may take any action (or refrain from taking any action) as required by applicable Law (including changes to applicable law occurring subsequent to the date of this Agreement) and as required, permitted or contemplated by any other provision of this Agreement.

Section 6.02. No Solicitation.  From the date hereof until the termination of this Agreement pursuant to Article X, the Company will not, and will not permit or cause any of its officers or directors, to take any action to solicit, initiate, encourage or facilitate the making of any Acquisition Proposal (as defined below) or engage in discussions or negotiations with any Person with respect thereto.  The Company will cease and cause to be terminated all discussions and negotiations, if any, that have taken place prior to the date hereof with any parties with respect to any Acquisition Proposal.  For purposes of this Agreement, “Acquisition Proposal” means any bona fide offer or proposal for, a merger or other business combination involving the Company, the acquisition of a majority of the equity in, or all or a material portion of the assets of, the Company, in one transaction or series of related transactions, in each case other than the transactions contemplated by this Agreement.

Section 6.03. Stockholder Approval.  Promptly after, the execution and delivery of this Agreement (and in any event within one (1) Business Day after the date hereof), the Company shall use its reasonable best efforts to solicit and obtain the Company Stockholder Approval.  The Company shall prepare an information statement for the Company Stockholders describing, among other things, the material terms of the Transaction.  The Company shall allow Parent a reasonable opportunity to review and comment on such information statement.  The Company shall consider in good faith comments received from Parent.

Section 6.04. Access to Information; Confidentiality.

(a)           Access to Information.  From the date hereof until the Effective Time, the Company shall, and shall authorize the Company Subsidiary and the Representatives of the Company and the Company Subsidiary to, afford the Representatives of Parent and Merger Sub reasonable access during normal business hours to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and the Company Subsidiary, and shall furnish Parent and Merger Sub with such financial, operating and other data and information as Parent or Merger Sub, through its officers, employees or agents, may reasonably request, in all cases to the extent permissible under applicable Law.  Such access shall include reasonable updates with respect to the Company Subsidiary’s clinical study in Australia.

(b)           Confidentiality; Prior Agreement.  All information obtained by Parent or Merger Sub pursuant to this Section 6.04 shall be kept confidential in accordance with the

Confidentiality Agreement.   Notwithstanding anything in the Confidentiality Agreement or this Agreement to the contrary, the Company shall not publicize or provide any press releases concerning this Agreement and the transactions contemplated hereby without the Parent’s prior written consent; provided, however, that nothing contained in this Agreement or the Confidentiality Agreement shall restrict any party or any Affiliate of any party from making any disclosure required by applicable Law or the applicable rules of any stock exchange.

Section 6.05. Directors’ and Officers’ Insurance.  On or before the Closing, the Company shall obtain, on behalf of the Company or the Surviving Corporation, as applicable, a “tail” insurance policy to become effective at the Closing with a claims period of six years following the Closing with respect to directors’ and officers’ liability insurance covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy in effect on the date of this Agreement (the “Existing D&O Policy”) for acts or omissions occurring prior to the Effective Time, including in connection with the approval of this Agreement and the Merger, and such insurance policy shall be on terms at least as favorable to the Company than those of the Company’s Existing D&O Policy; it being understood that any costs or premiums related to such “tail” insurance policy which have not been fully paid on or before the Closing shall be Transaction Expenses for purposes of this Agreement.

Section 6.06. Commercially Reasonable Efforts.  Each party to this Agreement shall use its commercially reasonable efforts to (a) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to promptly consummate and make effective the Transactions, (b) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to this Agreement to consummate the Transactions and (c) fulfill all conditions to the such party’s obligations under this Agreement.  Each party to this Agreement shall cooperate fully with the other parties in promptly seeking to obtain all such authorizations, consents, orders and approvals, giving such notices, and making such filings.  Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, in connection with obtaining such consents from third parties, no party to this Agreement shall be required to make payments, commence litigation or agree to modifications of the terms and conditions of any agreements with third parties.  The parties to this Agreement shall not take any action that is reasonably likely to have the effect of unreasonably delaying, impairing or impeding the receipt of any required authorizations, consents, orders or approvals.

Section 6.07. Tax Matters.

(a)           Tax Returns.

(i)            With respect to any Tax Returns that are to be filed after the Closing Date, the Securityholder Representative shall engage the Company’s existing accountant, at its expense, to prepare all Tax Returns for the Company and the Company Subsidiary that relate to a taxable period ending on or prior to the Closing Date (collectively, the “Company Tax Returns”).  Such Company Tax Returns shall be prepared in a manner consistent with past practice and custom of the Company, except as otherwise required by applicable Laws.  The Securityholder Representative shall provide a copy of all such Company Tax Returns at least fifteen (15) days before the anticipated filing date for Parent’s review.  The Securityholder

Representative shall consider in good faith comments received from Parent.  Parent or the Surviving Corporation shall timely file or cause to be timely filed such Tax Returns.

(ii)           Parent shall prepare (or cause to be prepared) at its expense all other Tax Returns of the Surviving Corporation and the Company Subsidiary (“Parent Tax Returns”), which returns shall be prepared in a manner consistent with past customs and practices employed by the Company and the Company Subsidiaries, as applicable, unless otherwise required by applicable Laws.  To the extent that a Parent Tax Return relates to a Straddle Period (“Straddle Period Return”), Parent shall provide a copy of all such Straddle Period Returns (together with the related work papers and supporting information, including the allocation between the pre-Closing and post-Closing portions of the Straddle Period (consistent with Straddle Period allocations described in Section 6.07(a)(iii))) to the Securityholder Representative at least fifteen (15) prior to the anticipated filing date for the Securityholder Representative’s review and consent (not to be unreasonably withheld, delayed or conditioned).  The Securityholder Representative (or its designee) shall review and comment on such Straddle Period Returns (including the Straddle Period allocations) in good faith within ten (10) days after receipt thereof.  If Securityholder Representative (or its designee) deliver comments in writing to Parent within such period, Parent shall cause any such reasonable comments to be reflected on such Straddle Period Returns unless such comments: (i) are inconsistent with past practices of the Company; or (ii) are inconsistent with applicable Laws as of the date the applicable Straddle Period Return is filed.  In the event of a disagreement concerning any Straddle Period Return (including the Straddle Period allocations) or any comments made by Securityholder Representative thereto pursuant to this Section 6.07(a)(ii), the Securityholder Representative and Parent shall use their respective good faith efforts to resolve any disagreement in connection with such Securityholder Representative’s comments.  In the event Parent and the Securityholder Representative are unable to agree on any such revisions within five (5) days after the Securityholder Representative provides its comments, any such dispute with respect to such Tax Returns shall be resolved by a nationally or regionally-recognized accounting firm mutually agreed upon by Parent and the Securityholder Representative (the “Accountant”) in a final binding manner.  Upon the final resolution of such disagreement, Parent shall file such Straddle Period Returns promptly after such final determination.  Notwithstanding anything to the contrary in this Section 6.07(a)(ii), Parent shall be entitled to file such Straddle Period Returns without having incorporated the disagreed upon changes to avoid a late filing of such Straddle Period Returns.  In the event the Accountant’s resolution of the disagreement necessitates that a Straddle Period Return filed in accordance with the previous sentence be amended, Parent shall cause an amended Straddle Period Return to be filed that reflects such resolution.  The fees and expenses of the Accountant shall be borne equally by the Parent, on the one hand, and the Former Securityholders (out of the Escrow Fund), on the other hand.

(iii)          Straddle Period Allocations.  In the case of any Straddle Period, the amount of any Taxes of the Company and/or any Company Subsidiary not based upon or measured by income, activities, events, gain, receipts, proceeds, profits, payroll or similar items for the portion of such Straddle Period ending on and including the Closing Date will be deemed to be the amount of such Taxes for the entire Tax period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.  The amount of any other Taxes that relate to the portion of such Straddle Period ending on and including the Closing Date will be determined based on an interim closing of the books as of the close of business on the Closing Date; provided, however, that any item determined on an annual or periodic basis (such as deductions for depreciation or real estate Taxes) shall be apportioned on a daily basis.  Parent, the Company and the Securityholder Representative hereby agree, and shall take all commercially reasonable actions necessary to ensure, that the taxable year of the Company shall terminate at the close of business on the Closing Date for U.S. federal income tax purposes and, to the extent permitted by applicable Laws, for state and local tax purposes, and neither Parent, the Company, Surviving Corporation, the Securityholder Representative, or any Affiliate of the foregoing shall take any position contrary thereto, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.

(iv)          Parent shall be indemnified for Pre-Closing Taxes as provided in Section 8.02.

(b)           Amendment of Tax Returns by Parent.  Without the prior written consent of the Securityholder Representative, which consent shall not be unreasonably withheld, delayed or conditioned, Parent shall not, with respect to the Company:  (i) file or amend any Tax Return with respect to a Pre-Closing Tax Period; (ii) amend any Straddle Period Returns that have been filed, except as provided in Section 6.07(a)(ii); or (iii) extend or waive any statute of limitations or other period for the assessment of any Tax that relates to a Pre-Closing Tax Period.

(c)           Tax Refunds.  Any refunds of or credits against Taxes in lieu of cash Tax refunds (including any interest paid or credited with respect thereto) received by the Company, any Company Subsidiary, Parent or the Surviving Corporation (or Affiliates thereof) that are attributable to any Pre-Closing Tax Period or the portion of any Straddle Period ending on and including the Closing Date will be for the benefit of the Former Securityholders (“Tax Refunds”).  Parent will pay (or cause to be paid) to the Securityholder Representative any such Tax Refund actually received in cash by, or the value of any credit available to the Surviving Corporation or any of its Affiliates as a result of the Surviving Corporation electing to receive such credit in lieu of a cash Tax Refund, Parent, the Surviving Corporation, the Company, the Company Subsidiary or the Surviving Corporation or any Affiliate thereof within fifteen (15) days after the receipt or availability thereof.

(d)           Post-Closing Actions.  Parent covenants that it will not cause or permit the Surviving Corporation or the Company Subsidiary: (i) to take any action on or after the Closing Date that would reasonably be expected to give rise to any Tax liability of the Company (or the Company Subsidiary) or that would reasonably be expected to give rise to any indemnity obligation in favor of Parent under this Agreement; or (ii) make or change any Tax election, or take any Tax Return position on any Tax Return, take any action, omit to take any action or enter into any transaction, merger or restructuring that results in any increased Tax liability of the Company in respect of any Pre-Closing Tax Period or the pre-Closing portion of a Straddle Period.

(e)           Transfer Taxes.  Parent shall be responsible for 50% and the Former Securityholders shall be responsible for the remaining 50% of all transfer, value-added, documentary, sales, excise, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the Transactions (collectively, the “Transfer Taxes”), and Parent (at its expense) shall also file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Laws or to the extent reasonably requested, each party shall, cooperate in the preparation and filing and join in the execution of any such Tax Returns and other documentation.

(f)            Cooperation and Records Retention.  The Securityholder Representative and Parent shall (and Parent shall cause the Surviving Corporation to):  (i) each provide the other with such assistance as may reasonably be requested by any of them in connection with the preparation or filing of any Tax Return, audit, or other examination by any Taxing Authority or judicial or administrative proceedings relating to liability for Taxes; (ii) each retain and provide the other with any records or other information that may be relevant to such Tax Return, audit or examination, proceeding, or determination; and (iii) each provide the other with any final determination of any such audit or examination, proceeding, or determination that affects any amount required to be shown on any Tax Return of the other for any period.  Without limiting the generality of the foregoing, Parent shall cause the Surviving Corporation to retain, until the applicable statutes of limitations (including any extensions or tolling thereof) have expired, copies of all Tax Returns, supporting work schedules, and other records or information that may be relevant to such returns for all Tax periods or portions thereof ending before or including the Closing Date and shall not destroy or otherwise dispose of any such records without first providing Securityholder Representative with a reasonable opportunity to review and copy the same.

Section 6.08. Tax Controversies; Assistance and Cooperation.

(a)           In the event that any party receives notice from any Taxing Authority of any proposed audit, claim, assessment or other dispute concerning an amount of Taxes (a “Tax Proceeding”), such party shall promptly notify the other parties of such matter.  Such notice shall contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice or other documents received from any Taxing Authority with respect to such matter.  If any party receives written notice of an asserted Tax liability with respect to a matter for which it has a right to reimbursement hereunder (and the other parties do not have knowledge of the asserted Tax liability) and fails to provide the other parties with prompt notice thereof after actual receipt of such written notice and as a result such other parties are precluded from contesting the asserted Tax liability in the applicable forum as a result of such failure to notify, then such other parties shall be relieved of its obligations with respect to such asserted Tax liability.

(b)           The Securityholder Representative shall have the right (at its expense) to control any Tax Proceeding that relates to any Pre-Closing Tax Period.  The Securityholder Representative shall control such Tax Proceeding in good faith and with reasonable diligence thereafter to preserve its rights.  Parent shall be entitled to fully participate in any such Tax Proceeding and shall have the right to consent to the settlement of any such Tax Proceeding (provided such consent cannot be unreasonably withheld, delayed or conditioned).  In the case that Parent controls such Tax Proceeding because the Securityholder Representative conceded or loses its right to control such Tax Proceeding, Parent shall act in good faith and the Securityholder Representative shall be entitled to fully participate in any such Tax Proceeding and shall have the right to consent to the settlement of any such Tax Proceeding (provided such consent cannot be unreasonably withheld, delayed or conditioned).  Parent shall control Tax Proceedings that relates to a Straddle Period provided that it control such Tax Proceeding in good faith and with reasonable diligence.  The Securityholder Representative shall be entitled to fully participate in any such Tax Proceeding and shall have the right to consent to the settlement of any such Tax Proceeding (provided such consent cannot be unreasonably withheld, delayed or conditioned).

(c)           The Surviving Corporation or Parent, as applicable, shall bear their respective expenses incurred in connection with any Tax Proceeding and Securityholder Representative (on behalf of the Former Securityholders) shall bear its expenses incurred in connection with any such Tax Proceeding.

(d)           To the extent that there are any inconsistencies between Section 6.08 and Article VIII, the provisions of Section 6.08 shall control.

ARTICLE VII
CONDITIONS PRECEDENT

Section 7.01. Conditions to Each Party’s Obligations.  The respective obligations of each party to effect the Merger and the other Transactions is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)           No Orders.  No Governmental Body of competent jurisdiction shall have enacted, entered, promulgated or enforced any Law, executive order, decree, writ, ruling, injunction, determination, judgment, decision or other order (whether temporary, preliminary or permanent) (an “Order”) that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger;

(b)           Stockholder Approval.  The Company Stockholder Approval shall have been obtained;

(c)           Escrow Agreement.  The Escrow Agreement shall have been duly executed and delivered by Parent, the Securityholder Representative and the Escrow Agent; and

Section 7.02. Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger and the other Transactions are further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such time (other than representations and warranties which address matters only as of a particular date, in which case such representations and warranties shall be true and correct, on and as of such particular date), except for any failure of such representations and warranties to be true and correct which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (it being understood that, all “Material Adverse

Effect” qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded).

(b)           Covenants and Agreements.  The Company shall have performed, or complied with, in all material respects, all obligations, agreements or covenants of the Company to be performed or complied with by it under this Agreement on or prior to the Closing Date.

(c)           Closing Certificate.  At least one (1) Business Day prior to the Closing, the Company shall have delivered to Parent the Closing Certificate.

(d)           Officer’s Certificate.  The Company shall have delivered to Parent a certificate of the Company, dated the Closing Date, signed on behalf of the Company by an authorized executive officer of the Company, certifying that the Company has satisfied the conditions set forth in Section 7.02(a) and Section 7.02(b).

(e)           Closing Deliveries.  The Company shall have delivered to Parent the items set forth in Section 2.09(c)(ii).

(f)            License Agreements.  The Company shall have delivered to Parent executed amended license agreements with Yale University and Harvard University containing the revisions set forth on Exhibit F attached hereto.

(g)           Validation of EU Patents.  The Company shall have instructed Yale University’s patent counsel to validate, upon its issuance, of European Application No. 12755750.2 included within the Company Patents, in the United Kingdom, Ireland, Switzerland, Germany, France, Spain, Italy, Czech Republic and Poland and the Company shall have reimbursed Yale University for all costs incurred by Yale University in connection with the validation of such application which are required to be reimbursed by the Company.

(h)           Employee Matters.  Each of the employees of the Company shall be terminated, such termination to occur immediately prior to, and conditioned upon, the Effective Time and all such employees shall sign a release agreement in favor of the Company releasing the Company from all claims relating to their employment with the Company and their termination of employment.  For the avoidance of any doubt, any severance or related payments arising in connection with such termination shall be treated as Transaction Bonuses.

(i)            Company Benefit Plans.  The Company will have taken all actions necessary to terminate all Company Benefit Plans, effective as of no later than the last day of the month during which the Closing Date occurs, and all unpaid costs or expenses (if any) relating to such termination shall be treated as Transaction Expenses.

(j)            Director Matters.  Each member of the Board of Directors and the board of directors of the Company Subsidiary (the “Subsidiary Board”) (other than Brendan Case) shall have executed a resignation letter which provides that (i) such director shall resign from the Board of Directors and/or the Subsidiary Board, such resignation to be effective immediately prior to, and conditioned upon, the Effective Time, (ii) such director shall have waived any and all claims against the Company relating to such director’s service on the Board of Directors and/or the Subsidiary Board, (iii) such director will have waived any right to receive indemnification or advancement of expenses other than with respect to any claims covered by the “tail” insurance policy to be obtained pursuant to Section 6.05 and (iv), to the extent applicable, such director shall have terminated the indemnification agreement executed by the Company and such director.

(k)           Company Lease.  The Company will have taken all actions necessary to either (i) terminate the lease underlying the Company Leased Real Property or (ii) assign the lease underlying the Company Leased Real Property to the Securityholder Representative, in either case effective immediately prior to, and conditioned upon, the Effective Time, and all unpaid costs or expenses (if any) relating to such termination or assignment shall be treated as Transaction Expenses.

Section 7.03. Conditions to Obligations of the Company.  The obligations of the Company to effect the Merger and the other Transactions are further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such time (other than representations and warranties which address matters only as of a particular date, in which case such representations and warranties shall be true and correct, on and as of such particular date), except for any failure of such representations and warranties to be true and correct which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)           Covenants and Agreements.  Parent and Merger Sub each shall have performed or complied with in all material respects, all obligations required to be performed by it under this Agreement on or prior to the Closing Date.

(c)           Officer’s Certificate.  Parent shall have delivered to the Company a certificate of Parent, dated the Closing Date, signed on behalf of Parent by an authorized executive officer of Parent, certifying that Parent has satisfied the conditions set forth in Section 7.03(a) and Section 7.03(b).

(d)           Closing Deliveries.  Parent or Merger Sub, as applicable, shall have delivered to the Company the items set forth in Section 2.09(c)(i).

ARTICLE VIII
INDEMNIFICATION

Section 8.01. Survival of Representations, Warranties, Covenants and Agreements.

(a)           The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall survive the Closing until 11:59 p.m. EST time on the ** anniversary of the Closing Date (the “Escrow Termination Date”); provided that the

**           This portion has been redacted pursuant to a confidential treatment request.

Fundamental Representations shall survive until the ** anniversary of the Closing Date.  The covenants and agreements contained herein that are to be performed at or prior to the Closing shall not survive the Closing.  Any covenant and agreement to be performed, in whole or in part, after the Closing shall survive the Closing in accordance with its terms.

(b)           No claim for indemnification for breach of any representation, warranty or covenant contained in this Agreement, or in any certificate, schedule or other instrument delivered pursuant to this Agreement, may be asserted pursuant to this Agreement unless prior to the expiration of the applicable survival period specified in Section 8.01(a), such claim is asserted by proper written notice in accordance with this Article VIII, specifying, in reasonable detail to the extent then known, the basis of the claim and Losses related thereto; provided that, notwithstanding the foregoing, in the event and to the extent that there is a claim hereunder with respect to a representation, warranty or covenant that is properly and timely initiated prior to the survival period specified in Section 8.01(a), such representation or warranty and covenant shall survive, for purposes of such claim only, until such claim is finally resolved pursuant to the terms hereof.

(c)           The Escrow Agreement shall specify that the funds in the Escrow Fund shall be released to the Securityholder Representative (for further distribution to the Former Securityholders pursuant to Section 9.02) on the fifth (5th) Business Day following the Escrow Termination Date; provided, however, that if any claim pursuant to this Article VIII shall have been properly asserted by any Parent Indemnified Party in accordance with this Agreement on or prior to the Escrow Termination Date (any such claim, a “Pending Claim”), (i) the amount of funds in the Escrow Fund released to the Securityholder Representative shall be the amount of funds in the Escrow Fund, minus the aggregate amount of all such Pending Claims and (ii) any funds that remain in the Escrow Fund following the Escrow Termination Date in respect of any such Pending Claim (all such funds in the aggregate, the “Retained Escrow Funds”) shall be released to the Securityholder Representative (for further distribution to the Former Securityholders pursuant to Section 9.02) promptly upon resolution or (if applicable) satisfaction of such Pending Claim in accordance with a joint written of Parent and the Securityholder Representative.  To cause the release of all or any portion of the Retained Escrow Funds as described in the preceding sentence, each of Parent and the Securityholder Representative shall timely submit joint written instructions to the Escrow Agent instructing the Escrow Agent to distribute the applicable portion of the Retained Escrow Funds in accordance with this Agreement and the Escrow Agreement.

Section 8.02. Indemnification of Parent Indemnified Parties.

(a)           From and after the Closing, subject to Section 8.03, and in the manner set forth in this Article VIII, Parent and its Affiliates, including the Surviving Corporation and the Company Subsidiary after the Closing, and each of their respective officers, managers, directors, partners, members, employees, agents, other representatives, successors and permitted assigns (collectively, the “Parent Indemnified Parties”), shall be indemnified and held harmless by the Former Securityholders, on a several but not joint basis, for all claims, losses, liabilities, Legal

**           This portion has been redacted pursuant to a confidential treatment request.

Proceedings, Taxes, obligations, awards, judgments, settlements, payments, interest, fines, fees, penalties, charges, costs and expenses, including reasonable attorneys’ fees and expenses of investigation and defense relating thereto, or other damages (hereinafter individually a “Loss” and collectively “Losses”), regardless of whether or not such Losses relate to any third party claim, incurred or suffered by the Parent Indemnified Parties, or any of them (including the Surviving Corporation after the Closing), directly or indirectly, as a result of the following:

(i)            any breach or inaccuracy of a representation or warranty of the Company contained in this Agreement or in any certificate, schedule or other instrument delivered by the Company pursuant to this Agreement;

(ii)           any failure by the Company or the Securityholder Representative to perform, comply with, satisfy and discharge any covenant, agreement or obligation applicable to it contained in this Agreement;

(iii)          (x) any claims by any Former Securityholder relating to or arising out of any error in any payment made to the Former Securityholders by the Securityholder Representative, (y) any liabilities in connection with, as a result of, or arising out of, any error in any payment made as directed in writing by the Securityholder Representative in accordance with the Allocation Schedule (including any liabilities in connection with any error or inaccuracy in the Allocation Schedule), and (z) any claims by any Former Securityholder relating to or arising out of any act or omission by the Securityholder Representative;

(iv)          any liability, duty, obligation or responsibility of any kind whatsoever, whether known or unknown, arising out of, accruing with respect to or otherwise attributable to the period of time before the Effective Time (other than any liability, duty, obligation or responsibility expressly disclosed in the Company Disclosure Letter); and

(v)           any Pre-Closing Taxes.

(b)           For purposes of this Section 8.02, the determination of the calculation of any Losses arising from the breach of any representation or warranty shall be determined without regard and without giving effect to the term, or, as applicable, clause containing, “material,” “Material Adverse Effect” or similar phrases or clauses contained in such representation or warranty the inclusion of which would limit or potentially limit the determination of such breach or Losses recoverable by a Parent Indemnified Party pursuant to an indemnification claim by such Parent Indemnified Party (as if such word or clause, as applicable, were deleted from such representation and warranty).

Section 8.03. Limitations; Source of Recovery and Exclusive Remedy.

(a)           Limitations.  Notwithstanding anything herein to the contrary:

(i)            the Parent Indemnified Parties shall not be entitled to seek indemnification under Section 8.02(a)(i) or Section 8.02(a)(iv) with respect to any Losses unless and until the aggregate amount of all Losses suffered by the Parent Indemnified Parties collectively exceeds $** (the “Threshold Amount”), in which case the Parent Indemnified Parties shall only be entitled to recover for Losses in excess of the Threshold Amount; provided that the Threshold Amount shall not apply with respect to Losses (A) for any breach or inaccuracy of any Fundamental Representation or (B) in the case of Fraud;

(ii)           the aggregate amount of all payments to which the Parent Indemnified Parties shall be entitled to receive under Section 8.02(a)(i) or Section 8.02(a)(iv) shall not exceed an amount equal to (A) the Initial Escrow Amount plus (B) the Additional Escrow Amount if (and only if) a Milestone Payment is made pursuant to Section 3.01; provided, however, that (A) the foregoing cap shall not apply to any Losses for any breach or inaccuracy of any Fundamental Representation and (B) the Parent Indemnified Parties shall be entitled to set-off from the first Milestone Payment an amount equal to the Additional Escrow Amount if the first Milestone is achieved after the Escrow Termination Date.

(iii)          the maximum aggregate liability of each Former Securityholder to the Parent Indemnified Parties with respect to the aggregate amount of Losses for all claims made pursuant to this Article VIII shall not exceed the total cash payments actually received by such Former Securityholder pursuant to this Agreement.

(iv)          in no event shall a Parent Indemnified Party be permitted to seek any recovery for consequential, exemplary, special, speculative or punitive damages, regardless of the theory of recovery, except to the extent awarded to a third party;

(v)           each Parent Indemnified Party shall use its commercially reasonable efforts to mitigate any Losses for which it is entitled to indemnification pursuant to Section 8.02; and

(vi)          no Parent Indemnified Party hereto shall recover any Losses for a breach of one or more other representations, warranties, covenants or agreements to the extent that any Parent Indemnified Party has been compensated for such matter pursuant to a separate indemnity claim for a breach of one or more other representations, warranties, covenants or agreements giving rise to the same or duplicative damages.

(b)           Source and Order of Recovery.

(i)            From and after the Closing, if there is determined to be any amount owing to a Parent Indemnified Party as a result of indemnification under Section 8.02, then, after the Threshold Amount has been fully utilized (unless inapplicable), (A) first, such amount shall be recovered from the then-remaining funds in the Escrow Fund, (B) second, the Parent Indemnified Parties shall be entitled to set-off from any Milestone Payment due pursuant to Section 3.01 (subject to the limitations of Section 8.03(a)); and (C) third, after the Escrow Fund has been fully exhausted and the set-off from any applicable Milestone Payment has been made, any additional amount shall be recovered directly from the Former Securityholders, subject to the limitations set forth in this Article VIII, pursuant to Section 8.03(b)(ii).

**           This portion has been redacted pursuant to a confidential treatment request.

(ii)           From and after the Closing, if there is determined to be any amount owing to a Parent Indemnified Party as a result of indemnification under Section 8.02 and such amount is required to be paid by the Former Securityholders, each Former Securityholder shall be required to pay an amount equal to its Pro Rata Indemnity Percentage of the amount owing to a Parent Indemnified Party as a result of indemnification under Section 8.02, subject to the limitations set forth in this Article VIII.

(c)           Exclusive Remedy.  Following the Effective Time, except for claims for equitable relief pursuant to Section 11.06 or for Fraud, the indemnification provisions of this Article VIII shall be the sole and exclusive remedy of the Parent Indemnified Parties, whether in contract, tort or otherwise, for all matters arising out of or relating to the Merger, this Agreement and the Transactions (or in any certificate, schedule or other instrument delivered pursuant to this Agreement), including for any inaccuracy or breach of any representation, warranty, covenant or agreement set forth herein.  For the avoidance of doubt, this Section 8.03(c) will not prevent or limit a cause of action to obtain an injunction or injunctions to prevent breaches of any covenants set forth in this Agreement and to enforce specifically the terms and provisions hereof in accordance with Section 11.06.

Section 8.04. Claims for Escrow Recovery and Indemnification.

(a)           If any Legal Proceeding is commenced or threatened that may give rise to a claim for indemnification (a “Claim”) by any Parent Indemnified Party for a matter involving a third party, then such Parent Indemnified Party shall promptly, and in any event within twenty (20) days after receiving written notice of any third party Claim or Legal Proceeding, (i) notify the Securityholder Representative and (ii) deliver to the Securityholder Representative a written notice (such written notice, a “Third Party Claim Notice”) (A) describing in reasonable detail the nature of the Legal Proceeding to the extent known, (B) including a copy of all papers served with respect to such Legal Proceeding, (C) including the Parent Indemnified Party’s good faith estimate of the amount of Losses that may arise from such Legal Proceeding, to the extent known, and (D) describing in reasonable detail, to the extent known, the basis for the Parent Indemnified Party’s request for indemnification under this Agreement.  Failure to notify the Securityholder Representative in accordance with this Section 8.04(a) will not relieve the Former Securityholders or any other party of any liability that it may have to the Parent Indemnified Party, except to the extent (but only to the extent that) (1) the defense of such Legal Proceeding is materially prejudiced by the Parent Indemnified Party’s failure to give such notice or (2) the Parent Indemnified Party fails to notify the Securityholder Representative of such Claim in accordance with Section 8.04(a) or prior to the end of the applicable survival period.

(b)           The Securityholder Representative may elect, within thirty (30) days after receipt of the Third Party Claim Notice, upon written notice to the Parent Indemnified Party, to assume and thereafter conduct the defense of any Legal Proceeding subject to any such Claim with counsel of the Securityholder Representative’s choice (at its expense).  In the event the Securityholder Representative elects to assume and conduct the defense of any such Legal Proceeding in accordance with this Section 8.04(b), (A) the Securityholder Representative (i) will have the right to settle or compromise any such Legal Proceeding, subject to the terms hereof, (ii) shall conduct the defense of such Legal Proceeding in good faith and with reasonable diligence and keep each Parent Indemnified Party reasonably informed of material developments in the Legal Proceeding at all stages thereof and promptly submit to each Parent Indemnified Party copies of all legal documentation received or filed in connection therewith, and (iii) will acknowledge that the applicable Parent Indemnified Parties are entitled to indemnification under, but subject to the limitations in, this Article VIII with respect to such Legal Proceeding and (B) each Parent Indemnified Party shall reasonably cooperate with the conduct of such defense by the Securityholder Representative and the settlement of such Legal Proceeding by the Securityholder Representative; provided, however, that the Securityholder Representative will not approve of the entry of any judgment or enter into any settlement or compromise with respect to such Legal Proceeding unless the Securityholder Representative has obtained Parent Indemnified Party’s prior written approval (which approval must not be unreasonably withheld, delayed or conditioned), unless (x) the terms of such settlement involves solely money damages having a value less than the remaining amount of the funds in the Escrow Fund and provides for a complete and unconditional release of the claims, obligations and liabilities that are the subject of such Legal Proceeding in favor of the Parent Indemnified Party, and (y) such settlement or compromise does not involve any finding or admission or any violation of Laws or admission of any wrongdoing by the Parent Indemnified Party.  To the extent the defense of any Legal Proceeding subject to any Claim is properly assumed by the Securityholder Representative in accordance with this Section 8.04(b), the costs and expenses of such defense of, and any payment in respect of, any Legal Proceeding, including any settlement thereof, shall be paid by the Securityholder Representative (on behalf of the Former Securityholders).  The Parent Indemnified Party shall have the right to participate in the defense of any Legal Proceeding with counsel selected by it subject to the Securityholder Representative’s right to control the defense thereof.  The fees and disbursements of such counsel shall be at the expense of the Parent Indemnified Party, provided, that if in the reasonable opinion of counsel to the Parent Indemnified Party, there exists a conflict of interest between Former Securityholders and the Parent Indemnified Party that cannot be waived, then the Securityholder Representative shall be liable for the reasonable fees and expenses of one (1) counsel to the Parent Indemnified Parties.

(c)           If the Securityholder Representative does not, within thirty (30) days after receiving the Third Party Claim Notice: (i) give written notice to the Parent Indemnified Party of its election to assume the defense of the Legal Proceeding or Legal Proceedings subject to such Claim, and (ii) thereafter promptly assume such defense, then the Parent Indemnified Party may conduct the defense and settlement of such Legal Proceeding in good faith and with reasonable diligence and keep the Securityholder Representative reasonably informed of material developments in the Legal Proceeding at all stages thereof and promptly submit to the Securityholder Representative copies of all legal documentation received or filed in connection therewith; provided, that the Parent Indemnified Party will not agree to the entry of any judgment or enter into any settlement or compromise with respect to such Legal Proceeding or Legal Proceedings without the prior written consent of the Securityholder Representative (which consent shall not be unreasonably withheld, delayed or conditioned).

(d)           Notwithstanding the foregoing, the Securityholder Representative shall not be entitled to assume or continue to assume the defense of any third party Claim (which third party Claim shall be controlled by the Parent Indemnified Party unless otherwise consented to in writing by the Parent Indemnified Party) if (i) the Claim seeks injunctive or equitable relief against the Parent Indemnified Party (or any Subsidiary of the Parent Indemnified Party), (ii) the Claim involves a criminal Legal Proceeding, indictment, allegation or investigation of or against a Parent Indemnified Party, or (iii) the Claim has a reasonable likelihood of resulting in Losses that would exceed the balance remaining in the Escrow Fund.

(e)           If any Parent Indemnified Party has a Claim under this Article VIII against any Former Securityholder that does not involve a third party Claim, then such Parent Indemnified Party shall promptly (i) notify the Securityholder Representative and (ii) deliver to the Securityholder Representative a written notice (A) describing in reasonable detail the nature of the circumstances giving rise to the Claim, to the extent known, (B) including the Parent Indemnified Party’s good faith estimate of the amount of Losses that may arise from such circumstances, to the extent known, and (C) describing in reasonable detail, to the extent known, the basis for the Parent Indemnified Party’s request for indemnification under this Agreement.  Failure to notify the Securityholder Representative in accordance with this Section 8.04(e) will not relieve the Former Securityholders of any liability that it may have to the Parent Indemnified Party, except to the extent (1) the defense of such Claim is materially and adversely prejudiced by the Parent Indemnified Party’s failure to give such notice or (2) the Parent Indemnified Party fails to notify the Securityholder Representative of such Claim in accordance with this Section 8.04(e) on or prior to the end of the applicable survival period.

(f)            At the reasonable request of the Securityholder Representative, Parent shall (and shall cause each Parent Indemnified Party to) grant the Securityholder Representative and its authorized Representatives all reasonable access to the books, records, employees and properties of such Parent Indemnified Party to the extent reasonably related to the matters to which the applicable Claim relates, in each case other than to the extent necessary to preserve attorney-client privilege.  All such access shall be granted during normal business hours and shall be granted under the conditions that shall not unreasonably interfere with the business and operations of such Parent Indemnified Party.

Section 8.05. Indemnification of Former Securityholders.

(a)           From and after the Closing, and subject to Section 8.05(b), the Former Securityholders, and each of their respective successors and permitted assigns (collectively, the “Former Securityholders Indemnified Parties”), shall be indemnified and held harmless by Parent for all Losses incurred or suffered by the Former Securityholders Indemnified Parties, directly or indirectly, as a result of the following:

(i)            any breach or inaccuracy of a representation or warranty of Parent or Merger Sub contained in this Agreement or in any certificate, schedule or other instrument delivered by Parent or Merger Sub pursuant to this Agreement; and

(ii)           any failure by Parent to perform, comply with, satisfy and discharge any covenant, agreement or obligation contained in this Agreement and applicable to Parent or Merger Sub, including any failure by Parent to pay any Milestone Payment or Net Sales Payment as required by this Agreement.

(b)           Any decision to make any claim for indemnification pursuant to Section 8.05(a) or to settle or dismiss any claim for indemnification pursuant to Section 8.05(a) shall be made by the Securityholder Representative in accordance with the terms of Article IX.

ARTICLE IX
SECURITYHOLDER REPRESENTATIVE

Section 9.01. Appointment.

(a)           Each of the Former Securityholders shall be deemed to appoint Reich Consulting Group, Inc. (including pursuant to the actions taken by the Designee) as his, her or its agent and attorney in fact, as the Securityholder Representative for and on behalf of the Former Securityholders and, as such, shall have full power and authority to represent all of the Former Securityholders and their successors with respect to all matters arising under this Agreement, the Allocation Schedule and the Escrow Agreement and all actions taken by the Securityholder Representative hereunder and thereunder.

(b)           The Securityholder Representative may take any action which he, she or it believes is necessary or appropriate under this Agreement, the Allocation Schedule and the Escrow Agreement for, in the name and on behalf of the Former Securityholders, as fully as if the Former Securityholders were acting on their own behalf.  Without limiting the generality of the foregoing, on behalf of the Former Securityholders, the Securityholder Representative shall be entitled to give and receive notices and communications, to enter into and perform the Allocation Schedule and the Escrow Agreement, to authorize delivery to the Parent Indemnified Parties of cash from the Escrow Fund in satisfaction of claims by Parent Indemnified Parties, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, engaging counsel, accountants or other agents in connection with the foregoing matters, and to take all such other actions necessary or appropriate in the judgment of the Securityholder Representative for the accomplishment of the foregoing and to act on behalf of the Former Securityholders as provided herein and in the Allocation Schedule and the Escrow Agreement; provided, however, that the Securityholder Representative shall in no event have the authority to amend the amount of Merger Consideration payable to each Former Securityholder (subject to the Securityholder Representative’s authority to (i) initiate and settle disputes relating to the contingent consideration determinations and payments pursuant to Article III, (ii) initiate and settle disputes relating to the Taxes pursuant to Section 6.07 and Section 6.08, (iii) consent to settlement of indemnification claims pursuant to this Agreement, the Allocation Schedule and the Escrow Agreement and (iv) make determinations as to the validity of exchanges by and payments to be made to securityholders under the Payment Agent Agreement).  The rights, powers and obligations of the Securityholder Representative may be amended by the written consent of a Majority in Interest.

(c)           In addition, the Securityholder Representative may be removed (with or without cause) and a successor Securityholder Representative may be appointed (whether due to the removal or the resignation of the incumbent Securityholder Representative) by the written consent of a Majority in Interest.  The Securityholder Representative shall continue in to represent the Former Securityholders for as long as any Former Securityholders have any rights or obligations under this Agreement, the Allocation Schedule or the Escrow Agreement (including the possibility of any contingent payments pursuant to Article III).

Section 9.02. Disbursement of Funds.  Promptly following receipt by the Securityholder Representative of any payments pursuant to Section 2.09(b)(iv), Section 2.11, Article III and Section 8.01(c), as applicable, the Securityholder Representative shall distribute to each Former Securityholder the amount required to be distributed to such Former Securityholder pursuant to the Allocation Schedule.  In furtherance of Section 2.14, if the Surviving Corporation notifies the Securityholder Representative, or the Securityholder Representative otherwise determines, that any amounts paid to the Securityholder Representative pursuant to Section 2.09(b)(iv), Section 2.11, Article III and Section 8.01(c), as applicable, would be considered compensation to the current or former employees of the Company, then such amounts shall be remitted by the Securityholder Representative to the Company for payment to the applicable Former Securityholder through the Surviving Corporation’s payroll procedures after applicable withholding.  If the Securityholder Representative determines, in its sole discretion, that any remaining portion of the Representative Expense Amount should be distributed to the Former Securityholders, the Securityholder Representative shall distribute such amount to the Former Securityholders pursuant to the Allocation Schedule.

Section 9.03. Limitation of Liability.

(a)           The Securityholder Representative shall not be liable to Former Securityholders for any act done or omitted hereunder as Securityholder Representative unless not acting in good faith and such actions constitute gross negligence or willful misconduct.  Accordingly, the Securityholder Representative shall not incur any such liability to Former Securityholders with respect to (i) any action taken or omitted to be taken in good faith upon advice of its counsel given with respect to any questions relating to the duties and responsibilities of the Securityholder Representative hereunder; or (ii) any action taken or omitted to be taken in reliance upon any document, including any written notice or instructions provided for in this Agreement, the Allocation Schedule or the Escrow Agreement, not only as to its due execution and to the validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which the Securityholder Representative shall in good faith believe to be genuine, to have been signed or presented by the purported proper person or persons and to conform with the provisions of this Agreement, the Allocation Schedule and the Escrow Agreement.

(b)           The limitation of liability provisions of this Section 9.03 shall survive the termination of this Agreement, the resignation of the Securityholder Representative and the completion of the Securityholder Representative’s duties under this Agreement, the Allocation Schedule and the Escrow Agreement.  The Securityholder Representative shall not have any fiduciary, agency or other duties to the Former Securityholders and its only obligations shall be as expressly set forth in this Agreement, the Allocation Schedule and the Escrow Agreement.  The Securityholder Representative may designate one or more persons to act on behalf of the Securityholder Representative pursuant to this Agreement (such person, or such other person that the Securityholder Representative designates to act upon its behalf pursuant to this Agreement (subject to the reasonable objection of Parent), the “Designee”).  The Securityholder Representative shall notify Parent in writing prior to appointing or replacing the Designee.

Section 9.04. Binding Effect.

(a)           A decision, act, consent or instruction of the Securityholder Representative (including pursuant to the any decision, act, consent or instruction of the Designee) pursuant to this Agreement, the Allocation Schedule or the Escrow Agreement shall constitute a decision of the Former Securityholders and shall be final, binding and conclusive upon the Former Securityholders; and Parent and the Escrow Agent may rely upon any such decision, act, consent or instruction of the Securityholder Representative (including by the Designee) as being the decision, act, consent or instruction of the Former Securityholders.

(b)           In addition, the Securityholder Representative shall have full power and authority for, on behalf of all such Former Securityholders to interpret all the terms and provisions of this Agreement, the Allocation Schedule and the Escrow Agreement and to consent to the amendment of this Agreement, the Allocation Schedule and the Escrow Agreement, or the extension of this Agreement or waiver of any term of this Agreement pursuant to, and subject to the terms and conditions of, Section 9.03 and this Section 9.04.  Parent and Merger are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Securityholder Representative.

(a)           Legal Representation.  Parent hereby (i) agrees that to the extent a legal conflict of interests exists solely as a result of the representation of the Company by Dentons US LLP (“Dentons”) prior to the Closing, Dentons may serve as counsel to the Securityholder Representative and the Former Securityholders and Company’s officers and directors in connection with any disputes or other matters arising under this Agreement, the Allocation Schedule and the Escrow Agreement, or with respect to the Transactions and (ii) consents to such representation and waives any such conflict of interest.

ARTICLE X
TERMINATION

Section 10.01. Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval:

(a)           by mutual written consent of each of Parent, Merger Sub and the Company;

(b)           by either Parent or the Company:

(i)            if the Merger shall not have been consummated on or before September 30, 2018 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 10.01(b)(i) shall not be available to any party whose action or failure to act in breach of this Agreement has been a principal cause of or resulted in the failure of the Merger to be consummated on or before the Outside Date;

(ii)           if any Order having the effect set forth in Section 7.01(a) shall be in effect and shall have become final and non-appealable; or

(iii)          if the Company Stockholder Approval shall not have been obtained.

(c)           by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would result in a condition set forth in Section 7.02(a) or Section 7.02(b) incapable of being satisfied and (ii) is not cured by the Company within thirty (30) Business Days following receipt of written notice of such breach or failure from Parent; provided, however, that Parent may not terminate this Agreement pursuant to this Section 10.01(c) if either Parent or Merger Sub at the time has itself materially breached or failed to perform its representations, warranties, covenants or agreements set forth in this Agreement; or

(d)           by the Company, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would result in a condition set forth in Section 7.03(a) or Section 7.03(b) incapable of being satisfied and (ii) is not cured by Parent or Merger Sub within thirty (30) Business Days following receipt of written notice of such breach or failure to perform from the Company; provided, however, that the Company may not terminate this Agreement pursuant to this Section 10.01(d) if the Company at the time has itself breached or failed to perform its representations, warranties, covenants or agreements set forth in this Agreement.

Section 10.02. Effect of Termination.  In the event of termination of this Agreement by Parent or the Company as provided in Section 10.01, this Agreement shall become void and of no further force and effect and any such termination shall relieve Parent or the Company from any liability or obligation hereunder, except (i) as set forth in this Section 10.02 and Article XI and (ii) for any liability for any damages for any intentional and willful breach of this Agreement or Fraud occurring prior to such termination.  Notwithstanding anything in this Section 10.01 to the contrary and without limiting any of the Company’s rights under this Agreement, if this Agreement is terminated by Parent pursuant to Section 10.01, Parent shall promptly reimburse the Company for the Delaware Redomicile Costs.

ARTICLE XI
GENERAL PROVISIONS

Section 11.01. Fees and Expenses.  Except as otherwise expressly provided herein, all costs and expenses incurred in connection the Merger, this Agreement and the other Transactions shall be paid by the party incurring such expenses, regardless of whether the Merger shall be consummated.

Section 11.02. Amendment.  Subject to the provisions of applicable Law, at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, the parties hereto may modify or amend this Agreement by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after receipt of the Company Stockholder Approval, there shall be no amendment that, under applicable Law, would require the further approval of the Company Stockholders without such approval first being obtained.

Section 11.03. Extension and Waiver.  At any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, the parties may by written agreement (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii)  waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein; provided, however, that after receipt of the Company Stockholder Approval, there shall be no extension or waiver that, under applicable Law, would require the further approval of the Company Stockholders without such approval first being obtained.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement.  The failure or delay by any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 11.04. Notices.  All notices, requests and other communications hereunder shall be in writing (which may include email or facsimile transmission) and shall be given:

(a)           If to Parent or Merger Sub:

Supernus Pharmaceuticals, Inc.

1550 East Gude Drive

Rockville, MD 20850

Attention:  Jack Khattar

Email:  **

With a copy to:

Saul Ewing Arnstein & Lehr, LLP

1919 Pennsylvania Avenue, N.W., Suite 550

Washington, DC 20006-3434

Attention:  Mark I. Gruhin

Email:  mark.gruhin@saul.com

(b)           If to the Company:

Biscayne Neurotherapeutics, Inc.

4770 Biscayne Blvd, Suite 660

Miami, FL 33137

Attention:  **

Email:  **

**           This portion has been redacted pursuant to a confidential treatment request.

With a copy to:

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020

Attention:  Ilan Katz

Email:  ilan.katz@dentons.com

(c)           If to the Securityholder Representative:

Reich Consulting Group, Inc.

**

**

Attention: Samuel J. Reich

Email:  **

With a copy to:

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020

Attention:  Ilan Katz

Email:  ilan.katz@dentons.com

or to such other street or email address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. EST on a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.05. Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)           Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b)           Jurisdiction and Venue.  Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the jurisdiction of the Court of Chancery of the State of Delaware and any appellate court thereof or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware, in any Legal Proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Legal Proceeding except in such court, (ii)

**           This portion has been redacted pursuant to a confidential treatment request.

agrees that any claim in respect of any such Legal Proceeding or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so any objection which it may now or hereafter have to venue of any such Legal Proceeding in such court, and (iv) waives, to the fullest extent permitted by Law, the defense of any inconvenient forum to the maintenance of such Legal Proceeding in such court.  Each of the parties hereto agrees that a final judgment in any such Legal Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each of the parties to this Agreement irrevocably consents to service of process in any such Legal Proceeding in the manner provided for notices in Section 11.04 of this Agreement; provided, however, that nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)           Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS CONTAINED IN THIS SECTION 11.05(C).

Section 11.06. Other Remedies; Specific Performance.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 11.07. Entire Agreement; Third-Party Beneficiaries.

(a)           Entire Agreement.  This Agreement (together with the Annexes, Exhibits and Company Disclosure Letter) contains the entire agreement among the parties hereto with respect to the Merger and the Transactions and the subject matter of this Agreement and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to these matters.  Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

(b)           No Third-Party Beneficiaries.  This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any legal or equitable rights or remedies, except for (i) the right of the holders of Company Stock, Company Options and the Company Warrant to receive, from and after the Effective Time, the consideration which they are entitled to receive pursuant to Article II and (ii) the provisions of Article VIII of this Agreement which are intended to be for the benefit of the Parent Indemnified Parties covered thereby and may be enforced by such Parent Indemnified Parties after the Effective Time.

Section 11.08. Severability.  If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other conditions and provisions of this Agreement shall nonetheless remain in full force and effect so long as the economic and legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

Section 11.09. Interpretation.  When a reference is made in this Agreement to an Article or to a Section, Subsection, Exhibit or Schedule, such reference shall be to an Article of, a Section or Subsection of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The words “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The term “or” shall be deemed to mean “and/or”.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein shall mean such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References to a Person are also to its permitted successors and assigns.  References to monetary amounts are to the lawful currency of the United States.  References to days mean calendar days unless otherwise specified.

Section 11.10. Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, except otherwise as provided herein and except that Merger Sub may assign any of its rights and obligations hereunder to Parent or one or more direct or indirectly wholly-owned Subsidiaries of Parent so long as such assignment does not prevent or impair the satisfaction of any of the conditions set forth in Article VII or delay consummation of the Merger; provided, however, that no such assignment shall relieve either Parent or Merger Sub of their obligations hereunder.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 11.11. Counterparts.  This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.  Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(Signature page follows)

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT:

SUPERNUS PHARMACEUTICALS, INC.

By:	/s/ Jack A. Khattar
Name: Jack A. Khattar
Title: President and Chief Executive Officer

MERGER SUB:

SUPERNUS MERGER SUB, INC.

By:	/s/ Jack A. Khattar
Name: Jack A. Khattar
Title: President and Chief Executive Officer

COMPANY:

BISCAYNE NEUROTHERAPEUTICS, INC.

By:	/s/ Samuel J. Reich
Name: Samuel J. Reich
Title: Executive Chairman

SECURITYHOLDER REPRESENTATIVE:

REICH CONSULTING GROUP, INC.

By:	/s/ Samuel J. Reich
Name: Samuel J. Reich
Title: President

Signature Page to Agreement and Plan of Merger

The following schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Supernus Pharmaceuticals, Inc. (Supernus) will furnish a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request; provided, however, that Supernus may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.

Company Disclosure Letter

Exhibit A — Allocation Schedule

Exhibit B — Escrow Agreement

Exhibit C — Example Statement

Exhibit D — Amended and Restated Certificate of Incorporation

Exhibit E — Letter of Transmittal

Exhibit F — License Agreement Revisions

Schedule A — Patent Applications